1|5

04046083

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austal Limited

*CURRENT ADDRESS 100 Clarence Beach Road
Henderson 6166
Western Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34830

FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GB

DAT : 11/10/04



AUSTAL LIMITED CONCISE REPORT 2004



CONTENTS

Austal Limited Concise Report 2004

ABN 73 009 250 266

The Directors' Report, Concise Financial Report and Independent Audit Report contained within this document represent a Concise Report.

The 2004 Concise Report has been derived from Austal Limited's 2004 Annual Report. The financial statements included in the Concise Report cannot be expected to provide as full an understanding of Austal Limited's financial performance, financial position and financing and investing activities as provided by the 2004 Annual Report.

2004 Annual Report

A copy of Austal Limited's 2004 Annual Report, together with the Independent Audit Report and Corporate Governance Statement, is available to all shareholders, and will be sent to shareholders without charge upon request. The financial statements can be requested by telephone on +61 8 9410 1111.

2004/2005 CALENDAR OF EVENTS

Annual General Meeting

The Annual General Meeting of shareholders will be held at 3.00pm on 22 October 2004 at the Fremantle Sailing Club, "Success Harbour", Marine Terrace, Fremantle, Western Australia.

CHAIRMAN'S REPORT



After the disappointing results of 2003 it is extremely pleasing to be able to report a return to profit in the past year. This significantly improved result can largely be attributed to a greater emphasis on projects involving the design and construction of commercial and defence vessels. Future sales and marketing effort will be focussed on these markets, where there are good prospects for future business growth

This year we secured the contract to build a fleet of patrol boats for the Royal Australian Navy. The value of this order extends beyond the purely monetary. It guarantees a base level of income for over three years and thus reduces our exposure to the large fluctuations in work flow that typify the shipbuilding industry. Being selected for the RAN project was also vital to cementing our reputation in the international naval patrol boat market, where we see significant opportunities for further business development.

Our United States operation has also made significant progress delivering its largest vessel to date. With new management structures in place and increased productivity as workforce skills have been developed, the US operation's financial results have improved markedly.

This is particularly important as it is increasingly likely that, following our selection for the final design, we will also be involved in the construction of the US Navy's planned Littoral Combat Ship, a project that has the potential to grow our US operations beyond the scope of our current Australian activities.

Our participation in these exciting defence-related projects would not have been possible had we not taken steps to diversify our product range beyond fast ferries and to move into the protected US market through the establishment of the shipyard in Alabama.

Ferries and other vessels for commercial applications continue to be central to our business and the construction of the 126.7 metre trimaran ferry has, as expected, generated renewed interest in larger fast vessels. Like everyone at Austal, leading ferry operators are eagerly awaiting the results of the sea trials of this ground breaking vessel.

Our smaller vessels continue to make a valuable contribution to the overall results and are clearly highly respected by their owners. Two customers returned with orders for new vessels this year, one of them confirming orders for its sixth and seventh Austal vessels within a two year period. This customer loyalty also extends to the larger vehicle ferries, as evidenced by a new order from a Greek operator that already operates four of our vessels.

On behalf of the Board and Management, I would like to thank all the staff for their effort and commitment throughout the year. This has been instrumental in achieving the rapid turnaround in our results and with a number of exciting projects ahead of us, staff and shareholders can look to the future with confidence and enthusiasm.

JOHN ROTHWELL
Executive Chairman



Contract signing for the Royal Australian Navy patrol boat project





Greater emphasis on commercial and defence vessels contributed to this year's improved results



1. The workforce responsible for the 86 metre Spirit of Ontario I
2. Austal staff including Engineering Co-ordinator Pam Quinn volunteered their time to raise money for local charities with an open day on Spirit of Ontario I before it departed for North America



The Group operating profit after tax and outside equity interests for the year has improved substantially from an $18.7 million loss the previous year to a profit of $20.1 million.

The turnaround in the result reflects the effect of lower losses from the completion of the last luxury motor yacht contracts as well as continued improvement in productivity in the commercial and defence contracts. The decline in the luxury motor yacht activities was replaced by increased production of patrol vessels leaving the revenue marginally higher than the previous year.

The efficiency of the US operation has been greatly improved with the loss (after outside equity interests) being reduced from $12.9 million in 2003 to $1.0 million in 2004.

The Group operating profit has also included a write back of the provision for the Austal Group Management Share Plan loans of $2.4 million. A provision of $3.7 million was created the previous year.

FINANCIAL SUMMARY

Year ended 30 June	2004 $M	2003 $M
Revenue	310.1	307.7
EBITDA	28.3	(34.8)
Depreciation & Amortisation	(3.9)	(4.6)
EBIT	24.4	(39.4)
Net Interest Received	0.3	2.7
Operating Profit Before Tax	24.7	(36.7)
Tax Benefit/(Expense)	(5.0)	12.5
Operating Profit After Tax	19.7	(24.2)
Outside Equity Interests	0.4	5.5
Net Profit After Tax and OEI	20.1	(18.7)
EBIT/Revenue (%)	7.9	(12.8)
Earnings Per Share (cps)	10.4	(9.7)
Net Assets	135.8	113.5
Return on Equity (%)	14.8	(16.5)

The main increase in interest bearing liabilities was a specific facility to provide the construction funding for a vessel which was in progress at the year end.

As a result of the losses in the previous year there are no franking credits. In view of this a dividend has not been declared for the year. Subject to operating requirements and market conditions, the company is proposing to buy back up to five per cent of its issued share capital over the next 12 months.

COMMERCIAL VESSELS

Austal has continued to be successful in the global market for high-speed vehicle-passenger ferries which, despite its currently subdued state, continues to be an important part of the company's business.

The 86 metre catamaran "Spirit of Ontario I" was the largest of four vehicle-passenger ferries completed in Australia during the year and is now operating between the USA and Canada across Lake Ontario, having made promotional stopovers in Hawaii and New York City during the delivery voyage.



Austal has delivered over 30 catamarans to Hong Kong, including two harbour cruise vessels completed this year. One of these is shown with an earlier Austal fast ferry in the background. (Photo courtesy of Alan Blunden)


FRED. OLSEN

The 66 metre "Bocayna Express" is now operating in the Canary Islands (Photo courtesy of Fred. Olsen, S.A.)

In addition, a 56 metre ferry was delivered to an operator based in Tahiti and a 50 metre medium-speed vessel has been operating in South Australia since its completion in late 2003.

Fred. Olsen, S.A. took delivery of the 66 metre catamaran "Bocayna Express" for its operations in the Canary Islands. Austal is currently building that same company a 126.7 metre vehicle-passenger trimaran fast ferry which is on schedule for completion towards the end of 2004.

Also currently under construction in Australia is an 85 metre vehicle-passenger catamaran which was ordered by Hellas Flying Dolphins (HFD) in April 2004. HFD is the largest operator in the Greek domestic ferry industry and its fleet of 23 fast vessels already includes four Austal-built catamarans.

Two 41 metre harbour cruise catamarans were completed during the period for New World First Travel Services for operation in Hong Kong. A related company placed an order for two 47.5 metre fast passenger ferries which are close sisterships to three catamarans delivered by Austal for the same operation in 2002.

North Star Cruises became a repeat customer during the period, confirming a contract for a 50 metre live-aboard vessel for its adventure cruise operations in the north-west of Australia. This will replace the customer's smaller vessel completed in 1999. This new live-aboard and a 37.7 metre research vessel ordered by a private client in May 2004 are being built in shipbuilding facilities previously utilised for the construction of luxury motor yachts.



Austal Senior Project Construction Manager Mark Dummett (right) shows Australian Defence Minister Senator Robert Hill (centre) and Rear Admiral Trevor Ruting (left) progress on the first RAN patrol boat. (Photo courtesy of RAN)

DEFENCE VESSELS

Three 22 metre Coast Guard vessels were completed for the Kuwait Ministry of Interior and handed over in March 2004. These were the company's first international patrol boat deliveries. Following on from these are 10 naval patrol boats which were ordered by the Republic of Yemen in 2003. Construction of these 37.5 metre vessels has been ongoing throughout the year, with the majority now launched. The project is scheduled for completion by December 2004.

In December 2003 Austal, in conjunction with its tender partner Defence Maritime Services, was awarded a contract to supply 12 new patrol boats for the Royal Australian Navy (RAN). Under the terms of this prestigious contract, Austal will design and build the 56 metre Armidale Class vessels over a 42 month period. Construction commenced on schedule in April 2004 and will continue until mid-2007.



Construction of 10 patrol boats for Yemen has been ongoing throughout the year. The project is due for completion by December 2004

LUXURY MOTOR YACHTS

Oceanfast continued to demonstrate its ability to produce luxury motor yachts to the highest industry standards with the completion of three yachts during the year. These vessels represented the outstanding balance of the motor yacht order book, and with no new contracts signed, there is currently no yacht construction activity.

Sales and marketing strategies have been reviewed with the intention of pursuing any future yacht contracts on a very selective basis.

The production facilities previously used for the building of luxury motor yachts are being utilised for the construction of commercial and defence vessels.

AUSTAL USA

"Zephyr", a 43 metre passenger-only catamaran built for a New York based customer, was the first of two deliveries from the US operation during the year. The second, a 58 metre vehicle-passenger catamaran, is the largest vessel so far built at the shipyard in Alabama. Production efficiency on this vessel was considerably higher than on previous US builds and the project was completed on schedule in May 2004.

In December 2003, Austal USA was awarded a contract to build a 31.2 metre catamaran which will be used to demonstrate high-speed vessel technology to the US Office of Naval Research.

The use of the company's technology in defence applications was highlighted in May 2004 when a team, including Austal, was awarded a contract to prepare a final design for the US Navy's Littoral Combat Ship project. The contract provides for options to build two LCS vessels following the completion of the design period in October 2005. This project may involve the construction of up to 60 of these 127 metre long ships over the next 15 years. Austal is the ship designer and builder in the team, which is led by General Dynamics.


AUSTAL USA
LAKE EXPRESS
Austal's US operation achieved considerably higher production efficiency during the build of "Lake Express", its largest vessel to date

Production of a 105 metre catamaran ferry commenced in June 2004 following the signing of a contract, subject only to finance, with Hawaii Superferry (HSF). HSF plans to acquire two vessels for a new inter-island ferry service and has completed the first stage of its equity raising. Finance approval is expected by December 2004. The construction of this vessel will help facilitate the development of the resources necessary to undertake the LCS project.

ENVIRONMENTAL PERFORMANCE

Austal continues to focus on environmental legislation that affects the company's operations, including staying within external noise limitations and complying with the Montreal Protocol which governs the protection of the ozone layer by ensuring the use of approved gases.

Environmental issues, including global and local regulations, are also considered in the design and construction of clients' vessels. This includes ensuring that only approved paint and antifouling products are used and the continued development of hullforms that minimise wake wash generation to reduce possible adverse effects of these waves in environmentally sensitive areas. Research and development aimed at increasing vessel efficiency also has a positive environmental effect by reducing engine exhaust emissions.

PEOPLE

Austal's employees are its most valuable asset and the company is commited to providing a safe and rewarding working environment. The completion of the labour intensive luxury motor yacht projects during the year inevitably resulted in a reduction in workforce, particularly in the specialist trades associated with yacht construction. Where practical, workers were transferred onto the construction of other vessel types.

Productivity gains in all areas have been demonstrated and have flowed, in particular, from an enhanced project management approach. For the second year in a row there has been a significant improvement in safety, with the Lost Time Injury frequency rate halved. This means it is now at its lowest level ever and is significantly below the construction industry average.

The extended nature of the RAN contract enhances our ability to maintain a more stable workforce, providing a more secure workplace for our employees to further develop their skills and experience. The company continues to invest in its future workforce through its apprenticeship programme which provides an important influx of specialist skills into the workforce.

The US operation is also focussed on building its workforce in order to meet the demands of building larger vessels. This is being achieved through local recruitment and the transfer of experienced personnel from Australia to help facilitate further increases in production efficiency and skills development.



Looking to the future. Apprentices such as Shane Victor are a key to maintaining the company's skilled, productive workforce. Trimaran technology is attracting interest from both commercial and defence markets

OUTLOOK

The success of the Group's strategy means we have a solid forward order position. This is a result of securing the contract to build the RAN patrol boats, the majority of which are to be delivered in the 2006 and 2007 financial years.

In addition to a base load of construction work, the contract is a great endorsement of the company by one of the world's most highly regarded navies. Securing the order has confirmed our status as a highly credible designer and builder of patrol boats. The RAN contract, together with our recent Middle Eastern patrol boat projects, has opened up a number of opportunities with other countries which are currently being pursued.



Austal, as part of a team led by General Dynamics, has been selected for the final design phase of the US Navy's Littoral Combat Ship project

Our stature in the naval market has also been enhanced through our participation in the US Navy's Littoral Combat Ship project in which our team is progressing steadily towards an initial construction contract. It is anticipated that this will be confirmed in late 2005, bringing with it the prospect of a major long-term production programme involving up to 60 ships. The team's progress to the final design phase indicates that the Austal aluminium trimaran is held in high regard as a fast naval platform. Other nations are also examining the potential for similar ships.

The LCS design is based on the same trimaran hullform that is currently being used in the 126.7 metre trimaran ferry for Fred. Olsen, S.A. Construction of this vessel has progressed according to plan and sea trials are scheduled for November 2004. The trimaran technology has attracted considerable interest from current ferry operators who are eagerly awaiting confirmation of the vessel's performance during trials. We expect that successful trials will be a catalyst for further trimaran ferry orders and simultaneously enhance our prospects for the LCS project.

Contracts on hand at 30 June 2004 amounted to $460 million to be completed across the 2005, 2006 and 2007 financial years. Approximately 70 per cent of this is derived from defence-related projects and the remainder from commercial vessel construction. This workload provides a solid foundation for the future and a firm basis to further our strategy for growth through both commercial and defence opportunities in the United States, Australia and other markets around the world.

The performance of the Group was underpinned by our workforce who rose to the challenge of improving productivity, project management and securing the strategically critical RAN and LCS contracts. I would like to join our Executive Chairman in thanking everyone for their contribution.

ROBERT MCKINNON
Managing Director

EXECUTIVE DIRECTORS

JOHN ROTHWELL AO - Executive Chairman



Director since 9 October 1987
Last elected 17 October 2001

With in excess of 30 years experience in boat and shipbuilding, John Rothwell has played a major role in the development of the Australian aluminium shipbuilding industry and is a founding director of Austal.

He is a member of Det Norske Veritas Australia and the Bureau Veritas Asia & Australia Committees, which are two Classification Societies used by Austal.

In January 2004, John Rothwell was appointed an Officer of the Order of Australia for services to the Australian shipbuilding industry through the development of trade links and for significant contributions to vocational education and training. In October 2002, John Rothwell was named the Ernst & Young "Australian Entrepreneur of the Year".

ROBERT MCKINNON CPA, FCIS - Managing Director



Director since 5 July 1999
Last elected 20 October 1999

Bob McKinnon joined Austal in early 1999 as General Manager after a long career with Capral Aluminium during which he held senior positions in finance, distribution and manufacturing operations.

Mr McKinnon was appointed to the Board of Directors in July 1999 and assumed the position of Managing Director in February 2000. He is responsible for the day to day operations of Austal and its subsidiaries.

MICHAEL ATKINSON CA (ZIM), CA (SA) - Executive Director, Finance & Company Secretary



Director since 14 September 1994
Last elected 15 October 2002

Michael Atkinson joined Austal in 1990 as Financial Controller and was appointed to the Board in 1994. He is a qualified Chartered Accountant with 10 years experience in the accounting profession in Zimbabwe and South Africa. On leaving the profession, he entered the railway and construction industry where he served in a senior financial capacity and as a Board member. Upon arrival in Australia in 1986 he worked in the electronics manufacturing and boatbuilding industries prior to joining Austal.

Unless otherwise indicated all Directors held their position as a Director throughout the entire financial year and up to the date of this report.

The maximum term of office for a Director on the Austal Board is three years, with the exception of the Managing Director who is exempted from retirement by rotation. Each year the longest serving one third of the Board must retire from office. A retiring Director is eligible for re-election.

NON EXECUTIVE DIRECTORS

CHRISTOPHER NORMAN B.Eng (Hons) - Non Executive Director



Director since 9 October 1987
Last elected 24 October 2003

Christopher Norman is one of the founding directors of Austal. He graduated from the University of New South Wales in 1986 with first class honours in Naval Architecture and has previously been Austal's Technical Director. Mr Norman has been a driving force in the technical and marketing success of the company and, with extensive experience in international marketing and sales, held the position of Sales Director between 1993 and 2002.

In May 2000, Christopher was awarded the prestigious A.G.M. Michell Award in recognition of outstanding service in the profession of Mechanical Engineering. He is a member of both the Royal Institution of Naval Architects and the Germanischer Lloyd Asean Committee.

JOHN POYNTON B.Com, FSIA, FAIM, FAICD - Independent Director



Director since 24 August 1998
Last elected 24 October 2003

John Poynton is Executive Chairman of Azure Capital, a corporate advisory firm based in Western Australia. He is a non executive director of Multiplex Ltd and Alinta Ltd and is a member of the Payments System Board of the Reserve Bank of Australia. He is also a member of the Business School at the University of Western Australia where he serves as an Adjunct Professor of Financial Management. John is Chairman of the Board of Governors at the Western Australian Museum Foundation.

ACHIM DRESCHER B.Ec - Independent Director



Director since 7 September 1998
Last elected 17 October 2001

Achim Drescher is the Chairman of Columbus Line Australia Pty Limited, a non executive director of Adsteam Marine Limited, Leighton Holdings Limited and Sword Securitisation Limited. Mr Drescher is also a non executive director of the Young Endeavour Youth Scheme (RAN).

Mr Drescher is a member of the Germanischer Lloyd Asean Committee. In 1997 Mr Drescher was awarded the "Cross of the Order of Merit" by the Federal Republic of Germany.

ROBERT BROWNING MSc, MBA, FAIM - Independent Director



Director since 2 September 2003
Last elected 24 October 2003

Robert Browning is Chief Executive Officer of Alinta Ltd, the operator and part owner of $5.7 billion worth of energy infrastructure assets across Australia and New Zealand. He is also a non executive director of the Chamber of Commerce and Industry WA.

Prior to joining Alinta, Mr Browning was with global energy and services company, Aquila Inc, in a variety of vice president roles involved in strategic planning, operational and human resources management.

Mr Browning holds a Bachelor of Science degree from San Diego State University, an MBA from the University of Phoenix and a Master of Science from Massachusetts Institute of Technology, Sloan School of Management.

DIRECTORS' REPORT

The Board of Directors of Austal limited submit their report for the financial year ended 30 June 2004.

The following persons were directors during the year:

John Rothwell
Robert McKinnon
Michael Atkinson
Christopher Norman
John Poynton
Achim Drescher
Robert Browning (appointed 2 September 2003)

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity are the design and manufacture of high performance vessels. These activities were unchanged from the previous year.

RESULTS

The profit of the consolidated entity for the financial year was $20.113 million after income tax and outside equity interests.

REVIEW OF OPERATIONS

A review of the operations of the consolidated entity is outlined in the Management Discussion and Analysis.

DIVIDENDS

No dividends were paid during the year and no final dividend has been recommended for the year ended 30 June 2004.

SIGNIFICANT EVENTS AFTER YEAR END

There were no significant events occurring after year end.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

A general discussion of the group outlook is included in the Chairman's Report and Management Discussion and Analysis.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

A review of the significant changes in the state of affairs of the consolidated entity is outlined in the Management Discussion and Analysis.

ENVIRONMENTAL PERFORMANCE

The consolidated entity has a policy of at least complying with, but in most cases exceeding, environmental performance requirements. No environmental breaches have been notified by any Government Agency during the year ended 30 June 2004.

TOTAL NUMBER OF EMPLOYEES

As at 30 June 2004, the consolidated entity employed a total of 1,209 fulltime equivalents (2003: 1,792 fulltime equivalents).

DIRECTORS' REMUNERATION

Details of the remuneration paid directly or indirectly to directors of the Company, in connection with the management of the affairs of the entity and its subsidiaries, during the year to 30 June 2004 are as follows:

	Directors' Fees	Consultancy Fees	Base Salary	Superannuation	Other	Total
	$	$	$	$	$	$
John Rothwell		291,041	82,652	7,439		381,132
Robert McKinnon			332,053	29,351	84,991	446,395
Michael Atkinson		232,827				232,827
Christopher Norman	22,857					22,857
John Poynton	62,502					62,502
Achim Drescher	43,750					43,750
Robert Browning *	45,833	-	-	-	-	45,833

* Director for part of the year

EXECUTIVE OFFICERS' REMUNERATION

The five most highly remunerated executive officers (excluding directors of the Company) are shown below. The parent entity does not employ any person.

	Consultancy Fees	Base Salary	Superannuation	Bonus	Other	Total
	$	$	$	$	$	$
Stewart Hill		121,261	30,983		30,418	182,662
Brad Draper		202,180	15,856		20,014	238,050
William Rotteveel		159,812	34,855	30,000		224,667
Greg Metcalf		213,922	16,506		93,646	324,074
Glenn Williams	163,495	-	-	20,000	-	183,495

REMUNERATION POLICY

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

a) retention and motivation of key executives

b) attraction of quality management to the company

There is no scheme to provide retirement benefits to any director, other than statutory superannuation to the Managing Director and Chairman.

DIRECTORS' INTERESTS

The directors held the following direct and indirect shareholdings in the Company at the date of this report:

	Direct	Indirect	Total
John Rothwell	33,724,685	-	33,724,685
Christopher Norman	26,595,621	6,600	26,602,221
Michael Atkinson	1,415,737	-	1,415,737
John Poynton	100,000	-	100,000

The following directors also participate in the Austal Group Management Share Plan and are subject to the rules of the Plan:

	Loan ($)	Number of Shares
Robert McKinnon	1,745,145	1,856,186
Michael Atkinson	263,764	285,062
John Poynton	263,764	285,062
Achim Drescher	263,764	285,062

Directors have no other equity interest in either the parent entity or its subsidiaries.

DIRECTORS' MEETINGS

The number of directors' meetings (including meetings of committees of directors) held during the year and the number attended by each of the directors is as follows:

	Meetings of Directors	Meetings of Audit Committee	Meetings of Nomination and Remuneration Committee
Number of meetings held	7	4	3
Number of meetings attended by:			
John Rothwell	7	-	3
Robert McKinnon	7	-	-
Michael Atkinson	5	-	-
Christopher Norman	4	-	-
John Poynton	6	4	-
Achim Drescher	6	-	2
Robert Browning *	7	3	3

* Director for part of the year

INDEMNIFICATION OF DIRECTORS

An indemnity agreement has been entered into between the parent entity and each of the directors named in this report. Under the agreement, the company has agreed to indemnify those directors against any claim or for any expenses or costs, which may arise as a result of work performed in their respective capacities.

Insurance arrangements established in the previous year concerning directors of the consolidated entity were renewed or continued during fiscal 2004. The terms of the insurance arrangements and premiums payable are subject to a confidentiality clause.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in the Australian Securities and Investment Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

JOHN ROTHWELL
Chief Executive Officer

MICHAEL ATKINSON
Finance Director

Dated at Henderson this 20th day of August 2004.

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Revenues from ordinary activities	2	310,110	307,776	1,933	13,257
Expenses from ordinary activities		(285,896)	(339,940)	(1,740)	(21,147)
Borrowing costs		(1,904)	(872)	(55)	(81)
Provision for Austal Group Management Share Plan loans		2,365	(3,714)	2,365	(3,714)
Profit/(loss) from ordinary activities before income tax expense		24,675	(36,750)	2,503	(11,685)
Income tax benefit/(expense) relating to ordinary activities		(4,977)	12,517	(1,197)	3,045
Net profit/(loss)		19,698	(24,233)	1,306	(8,640)
Net loss attributable to outside equity interests		(415)	(5,565)	-	-
Net profit/(loss) attributable to members of the parent entity		20,113	(18,668)	1,306	(8,640)
Net exchange difference on translation of financial report of self-sustaining foreign operations		102	292		
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"		-	(212)	-	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		102	80	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		20,215	(18,588)	1,306	(8,640)
Basic earnings per share (cents per share)	3	10.4	(9.7)		
Diluted earnings per share (cents per share)	3	10.4	(9.7)	-	-

The accompanying notes form an integral part of this Statement of Financial Performance

STATEMENT OF FINANCIAL POSITION
AT 30 JUNE 2004

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Current Assets				
Cash assets	79,595	27,512	216	257
Receivables	9,389	9,303	52,067	51,886
Inventories	50,631	62,417	-	-
Other financial assets	6,729	25,150	-	-
Other	2,937	-	-	-
Total Current Assets	149,281	124,382	52,283	52,143
Non-Current Assets				
Cash assets	2,623	4,133	-	-
Receivables	22,502	26,545	13,445	11,412
Other financial assets	3,902	2,929	2,175	1,789
Property, plant and equipment	59,842	62,471	17,627	18,102
Other	12,334	11,729	-	-
Total Non-Current Assets	101,203	107,807	33,247	31,303
Total Assets	250,484	232,189	85,530	83,446
Current Liabilities				
Payables	27,867	58,856	36	81
Interest bearing liabilities	33,586	4,510	-	-
Provisions	19,484	17,741	-	-
Other	16,432	20,748	-	-
Total Current Liabilities	97,369	101,855	36	81
Non-Current Liabilities				
Payables	874	2,443	-	-
Interest bearing liabilities	15,052	14,133	-	-
Deferred tax liabilities	823	-	823	-
Provisions	536	266	-	-
Total Non-Current Liabilities	17,285	16,842	823	-
Total Liabilities	114,654	118,697	859	81
Net Assets	135,830	113,492	84,671	83,365
Equity				
Contributed equity	46,171	46,171	46,171	46,171
Reserves	557	398	-	-
Retained profits	88,232	68,156	38,500	37,194
Parent entity interest	134,960	114,725	84,671	83,365
Outside equity interest	870	(1,233)	-	-
Total Equity	135,830	113,492	84,671	83,365

The accompanying notes form an integral part of this Statement of Financial Position

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Cash flows from operating activities				
Receipts from customers	309,546	298,431	5,198	3,028
Payments to suppliers and employees	(292,206)	(314,427)	(1,239)	(7,334)
Interest received	2,160	4,154	276	909
Borrowing costs paid	(4,115)	(1,001)	(55)	(81)
Dividends received				10,481
GST refunded	8,769	10,670	53	37
Tax paid	(2,661)	(2,018)	(2,661)	(527)
Net cash from (to) operating activities	21,493	(4,191)	1,572	6,513
Cash flows from investing activities				
Payments for plant and equipment	(1,200)	(2,000)		
Payments for land	(174)			
Payments for building additions	(10)	(2,076)		
Payments for capital work in progress	(706)	(1,238)		
Proceeds from sale of plant and equipment	87	69		
Payments for intangible assets	(296)	(142)		
Proceeds from sale of intellectual property				210
Purchase of controlled entity	(90)		(386)	
Purchase of shares in unlisted entities	(3,028)			
Loan from controlled entities			(1,559)	3,140
Loans advanced - others	332	(23)	332	(23)
Net cash to investing activities	(5,085)	(5,410)	(1,613)	3,327
Cash flows from financing activities				
Repayment of borrowings	(40,445)	(5,912)	(35,000)	
Proceeds from borrowings	70,878		35,000	
Dividends paid	-	(9,646)		(9,646)
Minority shareholders' contributions	-	3,115	-	-
Net cash from (to) financing activities	30,433	(12,443)	-	(9,646)
Net increase (decrease) in cash held	46,841	(22,044)	(41)	194
Cash at the beginning of the financial year	25,872	48,320	257	63
Effects of exchange rate changes on cash	18	(404)	-	-
Cash at the end of the financial year	72,731	25,872	216	257

The accompanying notes form an integral part of this Statement of Cash Flows

NOTE 1. BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

This concise financial report has been derived from the full 2004 Financial Report as presented in the Austal Limited Annual Report, which complies with the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. This concise financial report has been prepared in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" and the relevant provisions of the Corporations Act 2001. A full description of the accounting policies adopted by Austal Limited is provided in the full 2004 Financial Report.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year.

NOTE 2. PROFIT AND LOSS ITEMS

Profit from ordinary activities after crediting the following revenues:

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Sales revenues				
Construction contract revenue and bounty income	286,308	285,295		
Revenue from sale of goods	3,808	-	-	-
Total sales revenues	290,116	285,295	-	-
Other revenues				
Dividends from:				
Related parties				10,481
Interest from:				
Other unrelated parties	2,160	3,610	276	909
Proceeds on sale of non-current assets [a]	87	69		
Rent received	28	29	1,588	1,588
Charter income	15,135	15,293		
Scrap sales	964	1,068		
Capital development grant		288		
Sale of intellectual property				210
Other revenue	1,620	2,124	69	69
Total other revenues	19,994	22,481	1,933	13,257
Total revenues from ordinary activities	310,110	307,776	1,933	13,257
[a] Net profit/(loss) on disposal of property, plant & equipment	(624)	(181)		

NOTE 3. EARNINGS PER SHARE

	Consolidated 2004 $000	2003 $000
Basic earnings per share (cents per share)	10.4	(9.7)
Diluted earnings per share (cents per share)	10.4	(9.7)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	192,911,873	192,911,873
Net profit	19,698	(24,233)
Adjustments:		
Net profit attributable to outside equity interests	(415)	(5,565)
Earnings used in calculating basic and diluted earnings per share	20,113	(18,668)

There are no potential ordinary shares

NOTE 4. DIVIDENDS

No dividends were paid during the year and no final dividend has been recommended for the year ended 30 June 2004 (2003: $9.646m - 5 cent fully franked dividend per fully paid share)

NOTE 5. SUBSEQUENT EVENTS

There were no material subsequent events occurring after year end

DIRECTORS' DECLARATION

The directors of Austal Limited declare that the accompanying Concise Financial Report is presented fairly in accordance with applicable Australian Accounting Standards and is consistent with the consolidated entity's 30 June 2004 financial report.

With regard to the 30 June 2004 financial report of Austal Limited, the directors declared that:

a) The financial statements and associated notes comply with the Accounting Standards and Urgent Issues Group Consensus Views;

b) The financial statements and notes give a true and fair view of the financial position and performance as at 30 June 2004 and performance of the Company and consolidated entity for the year then ended; and

c) in the directors' opinion:

   (i) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

   (ii) The financial statements and notes are in accordance with the Corporations Act 2001, including sections 296 and 297.

This statement has been made in accordance with a resolution of directors.

JOHN ROTHWELL
Chief Executive Officer

MICHAEL ATKINSON
Finance Director

Dated at Henderson this 20th day of August 2004.

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members of Austal Limited

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Austal Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2004. Our audit report on the full financial report was signed on 20 August 2004, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of 30 June 2004 complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

Robert A Kirkby
Partner
Perth
20 August 2004

[illegible]

SHAREHOLDER INFORMATION

The following information was extracted from the Company's register as at 28 July 2004

DISTRIBUTION OF SHARES

	Number of Holders	Number of Ordinary Shares	% of Total Issued Capital
1 - 1,000	788	584,585	0.30
1,001 - 5,000	2,763	8,426,461	4.37
5,001 - 10,000	1,073	8,601,543	4.46
10,001 - 100,000	874	21,653,464	11.22
100,001 and over	61	153,645,820	79.65
TOTAL	5,559	192,911,873	100.00

TWENTY LARGEST SHAREHOLDERS

Rank	Shareholder	Number of Ordinary Shares	% of Total Issued Capital
1	Austro Pty Ltd	31,950,745	16.56
2	Longreach (WA) Pty Ltd	26,595,621	13.79
3	Citicorp Nominees Pty Limited	13,525,202	7.01
4	Austal Group Management Share Plan Pty Ltd	12,231,974	6.34
5	J P Morgan Nominees Australia Limited	11,772,711	6.10
6	Onyx (WA) Pty Ltd	11,090,834	5.75
7	RBC Global Services Australia Nominees Pty Limited	6,719,450	3.48
8	Mr Vincent Michael O'Sullivan	6,506,910	3.37
9	Westpac Custodian Nominees Limited	4,980,525	2.58
10	Garry Heys and Dorothy Heys	3,494,670	1.81
11	Citicorp Nominees Pty Limited	2,290,806	1.19
12	ANZ Nominees Limited	2,142,223	1.11
13	Lavinia Shipping Ltd	1,999,887	1.04
14	Zilon Pty Ltd	1,773,940	0.92
15	Pepperwood Holdings Pty Ltd	1,415,737	0.73
16	National Nominees Limited	1,410,929	0.73
17	Argo Investments Limited	1,200,000	0.62
18	Brispot Nominees Pty Ltd	1,112,939	0.58
19	Health Super Pty Ltd	1,101,996	0.57
20	Transfield (Part Owned) Pty Limited	850,000	0.44
		144,167,099	74.72

SUBSTANTIAL SHAREHOLDERS

Rank	Shareholder	Number of Ordinary Shares
1	Austro Pty Ltd (J Rothwell)	33,724,685
2	Longreach (WA) Pty Ltd (C Norman)	26,602,221
3	Onyx (WA) Pty Ltd (G Heys)	14,608,004
4	Commonwealth Bank of Australia	14,519,837
5	Austal Group Management Share Plan Pty Ltd	12,231,974
6	J P Morgan Nominees Australia Limited	11,772,711

VOTING RIGHTS

All ordinary shares issued by Austal Limited carry one vote per share without restriction

CORPORATE DIRECTORY

DIRECTORS

Executive Directors

John Rothwell
Robert McKinnon
Michael Atkinson

Non Executive Directors

Christopher Norman
John Poynton
Achim Drescher
Robert Browning

AUDITORS

Ernst & Young
Level 34
152 St George's Terrace
Perth 6000
Western Australia

COMPANY SECRETARY

Michael Atkinson

REGISTERED OFFICE

100 Clarence Beach Road
Henderson 6166
Western Australia
Telephone: +61 8 9410 1111
Facsimile: +61 8 9410 2564

SHARE REGISTRY

Advanced Share Registry
Level 7
200 Adelaide Terrace
Perth 6000
Western Australia
Telephone: +61 8 9221 7288
Facsimile: +61 8 9221 7869



1. 'Aremiti 5', a 56 metre vehicle-passenger catamaran, was delivered to Tahiti
2. Three Austal-built catamarans in New York Harbor
3. Austal currently employs over 1,200 staff



AUSTAL LIMITED 100 CLARENCE BEACH ROAD HENDERSON WESTERN AUSTRALIA 6166 TEL +61 8 9410 1111 FAX +61 8 9410 2564 www.austal.com

AUSTAL LIMITED

Annual Report 2004

AUSTAL LIMITED
Annual Report 2004

ABN 73 009 250 266

Contents

2004/2005 Calendar of Events

Annual General Meeting
The Annual General Meeting of shareholders will be held at 3.00pm on 22 October 2004 at the Fremantle Sailing Club, "Success Harbour", Marine Terrace, Fremantle, Western Australia.

Chairman's Report

After the disappointing results of 2003 it is extremely pleasing to be able to report a return to profit in the past year. This significantly improved result can largely be attributed to a greater emphasis on projects involving the design and construction of commercial and defence vessels. Future sales and marketing effort will be focussed on these markets, where there are good prospects for future business growth.

This year we secured the contract to build a fleet of patrol boats for the Royal Australian Navy. The value of this order extends beyond the purely monetary. It guarantees a base level of income for over three years and thus reduces our exposure to the large fluctuations in work flow that typify the shipbuilding industry. Being selected for the RAN project was also vital to cementing our reputation in the international naval patrol boat market, where we see significant opportunities for further business development.

Our United States operation has also made significant progress delivering its largest vessel to date. With new management structures in place and increased productivity as workforce skills have been developed, the US operation's financial results have improved markedly.

This is particularly important as it is increasingly likely that, following our selection for the final design, we will also be involved in the construction of the US Navy's planned Littoral Combat Ship, a project that has the potential to grow our US operations beyond the scope of our current Australian activities.

Our participation in these exciting defence-related projects would not have been possible had we not taken steps to diversify our product range beyond fast ferries and to move into the protected US market through the establishment of the shipyard in Alabama.

Ferries and other vessels for commercial applications continue to be central to our business and the construction of the 126.7 metre trimaran ferry has, as expected, generated renewed interest in larger fast vessels. Like everyone at Austal, leading ferry operators are eagerly awaiting the results of the sea trials of this ground breaking vessel.

Our smaller vessels continue to make a valuable contribution to the overall results and are clearly highly respected by their owners. Two customers returned with orders for new vessels this year, one of them confirming orders for its sixth and seventh Austal vessels within a two year period. This customer loyalty also extends to the larger vehicle ferries, as evidenced by a new order from a Greek operator that already operates four of our vessels.

On behalf of the Board and Management, I would like to thank all the staff for their effort and commitment throughout the year. This has been instrumental in achieving the rapid turnaround in our results and with a number of exciting projects ahead of us, staff and shareholders can look to the future with confidence and enthusiasm.

JOHN ROTHWELL
EXECUTIVE CHAIRMAN

Management Discussion and Analysis

The 2004 Group operating profit after tax and outside equity interest for the year has improved substantially from an $18.7 million loss the previous year to a profit of $20.1 million.

The turnaround in the result reflects the effect of lower losses from the completion of the last luxury yacht contracts as well as continued improvement in productivity in the commercial and defence contracts. The decline in the luxury motor yacht activities was replaced by increased production of patrol vessels leaving the revenue marginally higher than the previous year.

The efficiency of the US operation has been greatly improved with the loss (after outside equity interests) being reduced from $12.9 million in 2003 to $1.0 million in 2004.

The Group operating profit has also included a write back of the provision for the Austal Group Management Share Plan loans of $2.4 million. A provision of $3.7 million was created the previous year.

FINANCIAL SUMMARY

Year ended 30 June	2004	2003
	$M	$M
Revenue	310.1	307.7
EBITDA	28.3	(34.8)
Depreciation & Amortisation	(3.9)	(4.6)
EBIT	24.4	(39.4)
Net Interest Received	0.3	2.7
Operating Profit Before Tax	24.7	(36.7)
Tax Benefit/(Expense)	(5.0)	12.5
Operating Profit After Tax	19.7	(24.2)
Outside Equity Interests	0.4	5.5
Net Profit After Tax and OEI	20.1	(18.7)
% EBIT/Revenue	7.9	(12.8)
Earnings Per Share (cps)	10.4	(9.7)
Net Assets	135.8	113.5
Return on Equity (%)	14.8	(16.5)

The main increase in interest bearing liabilities was a specific facility to provide the construction funding for a vessel which was in progress at the year end.

As a result of the losses in the previous year there are no franking credits. In view of this a dividend has not been declared for the year. Subject to operating requirements and market conditions, the company is proposing to buy back up to five per cent of its issued share capital over the next 12 months.

COMMERCIAL VESSELS

Austal has continued to be successful in the global market for high-speed vehicle-passenger ferries which, despite its currently subdued state, continues to be an important part of the company's business.

The 86 metre catamaran "Spirit of Ontario I" was the largest of four vehicle-passenger ferries completed in Australia during the year and is now operating between the USA and Canada across Lake Ontario, having made promotional stopovers in Hawaii and New York City during the delivery voyage.

In addition, a 55 metre ferry was delivered to an operator based in Tahiti and a 50 metre medium speed vessel has been operating in South Australia since its completion in late 2003.

Fred. Olsen, S.A. took delivery of the 66 metre catamaran "Bocayna Express" for its operations in the Canary Islands. Austal is currently building that same company a 126.7 metre vehicle-passenger trimaran fast ferry which is on schedule for completion towards the end of 2004.

Also currently under construction in Australia is an 85 metre vehicle-passenger catamaran which was ordered by Hellas Flying Dolphins (HFD) in April 2004. HFD is the largest operator in the Greek domestic ferry industry and its fleet of 23 fast vessels already includes four Austal-built catamarans.

Two 41 metre harbour cruise catamarans were completed during the period for New World First Travel Services for operation in Hong Kong. A related company placed an order for two 47.5 metre fast passenger ferries which are close sisterships to three catamarans delivered by Austal for the same operation in 2002.

North Star Cruises became a repeat customer during the period, confirming a contract for a 50 metre live-aboard vessel for its adventure cruise operations in the north-west of Australia. This will replace the customer's smaller vessel completed in 1999. This new live-aboard and a 37.7 metre research vessel ordered by a private client in May 2004 are being built in shipbuilding facilities previously utilised for the construction of luxury motor yachts.

DEFENCE VESSELS
Three 22 metre Coast Guard vessels were completed for the Kuwait Ministry of Interior and handed over in March 2004. These were the company's first international patrol boat deliveries. Following on from these are 10 naval patrol boats which were ordered by the Republic of Yemen in 2003. Construction of these 37.5 metre vessels has been ongoing throughout the year, with the majority now launched. The project is scheduled for completion by December 2004.

In December 2003 Austal, in conjunction with its tender partner Defence Maritime Services, was awarded a contract to supply 12 new patrol boats for the Royal Australian Navy (RAN). Under the terms of this prestigious contract, Austal will design and build the 56 metre Armidale Class vessels over a 42 month period. Construction commenced on schedule in April 2004 and will continue until mid-2007.

LUXURY MOTOR YACHTS
Oceanfast continued to demonstrate its ability to produce luxury motor yachts to the highest industry standards with the completion of three yachts during the year. These vessels represented the outstanding balance of the motor yacht order book, and with no new contracts signed, there is currently no yacht construction activity.

Sales and marketing strategies have been reviewed with the intention of pursuing any future yacht contracts on a very selective basis.

The production facilities previously used for the building of luxury motor yachts are being utilised for the construction of commercial and defence vessels.

AUSTAL USA
"Zephyr", a 43 metre passenger-only catamaran built for a New York based customer, was the first of two deliveries from the US operation during the year. The second, a 58 metre vehicle-passenger catamaran, is the largest vessel so far built at the shipyard in Alabama. Production efficiency on this vessel was considerably higher than on previous US builds and the project was completed on schedule in May 2004.

In December 2003, Austal USA was awarded a contract to build a 31.2 metre catamaran which will be used to demonstrate high speed vessel technology to the US Office of Naval Research.

The use of the company's technology in defence applications was highlighted in May 2004 when a team, including Austal, was awarded a contract to prepare a final design for the US Navy's Littoral Combat Ship project. The contract provides for options to build two LCS vessels following the completion of the design period in October 2005. This project may involve the construction of up to 60 of these 127 metre long ships over the next 15 years. Austal is the ship designer and builder in the team, which is led by General Dynamics.

Production of a 105 metre catamaran ferry commenced in June 2004 following the signing of a contract, subject only to finance, with Hawaii Superferry (HSF). HSF plans to acquire two vessels for a new inter-island ferry service and has completed the first stage of its equity raising. Finance approval is expected by December 2004. The construction of this vessel will help facilitate the development of the resources necessary to undertake the LCS project.

ENVIRONMENTAL PERFORMANCE

Austal continues to focus on environmental legislation that affects the company's operations, including staying within external noise limitations and complying with the Montreal Protocol which governs the protection of the ozone layer by ensuring the use of approved gases.

Environmental issues, including global and local regulations, are also considered in the design and construction of clients' vessels. This includes ensuring that only approved paint and antifouling products are used and the continued development of hullforms that minimise wake wash generation to reduce possible adverse effects of these waves in environmentally sensitive areas. Research and development aimed at increasing vessel efficiency also has a positive environmental effect by reducing engine exhaust emissions.

PEOPLE

Austal's employees are its most valuable asset and the company is committed to providing a safe and rewarding working environment. The completion of the labour intensive luxury motor yachts projects during the year inevitably resulted in a reduction in workforce, particularly in the specialist trades associated with yacht construction. Where practical, workers were transferred onto the construction of other vessel types.

Productivity gains in all areas have been demonstrated and have flowed, in particular, from an enhanced project management approach. For the second year in a row there has been a significant improvement in safety, with the Lost Time Injury frequency rate halved. This means it is now at its lowest level ever and is significantly below the construction industry average.

The extended nature of the RAN contract enhances our ability to maintain a more stable workforce, providing a more secure workplace for our employees to further develop their skills and experience. The company continues to invest in its future workforce through its apprenticeship programme which provides an important influx of specialist skills into the workforce.

The US operation is also focussed on building its workforce in order to meet the demands of building larger vessels. This is being achieved through local recruitment and the transfer of experienced personnel from Australia to help facilitate further increases in production efficiency and skills development.

OUTLOOK

The success of the Group's strategy means we have a solid forward order position. This is a result of securing the contract to build the RAN patrol boats, the majority of which are to be delivered in the 2005 and 2006 financial years.

In addition to a base load of construction work, the contract is a great endorsement of the company by one of the world's most highly regarded navies. Securing the order has confirmed our status as a highly credible designer and builder of patrol boats. The RAN contract, together with our recent Middle Eastern patrol boat projects, has opened up a number of opportunities with other countries which are currently being pursued.

Our stature in the naval market has also been enhanced through our participation in the US Navy's Littoral Combat Ship project in which our team is progressing steadily towards an initial construction contract. It is anticipated that this will be confirmed in late 2005, bringing with it the prospect of a major long-term production programme involving up to 60 ships. The team's progress to the final design phase indicates that the Austal aluminium trimaran is held in high regard as a fast naval platform. Other nations are also examining the potential for similar ships.

The LCS design is based on the same trimaran hullform that is currently being used in the 126.7 metre trimaran ferry for Fred. Olsen, S.A. Construction of this vessel has progressed according to plan and sea trials are scheduled for November 2004. The trimaran technology has attracted considerable interest from current ferry operators who are eagerly awaiting confirmation of the vessel's performance during trials. We expect that successful trials will be a catalyst for further trimaran ferry orders and simultaneously enhance our prospects for the LCS project.

Contracts on hand at 30 June 2004 amounted to $460 million to be completed across the 2005, 2006 and 2007 financial years. Approximately 70 per cent of this is derived from defence-related projects and the remainder from commercial vessel construction. This workload provides a solid foundation for the future and a firm basis to further our strategy for growth through both commercial and defence opportunities in the United States, Australia and other markets around the world.

The performance of the Group was underpinned by our workforce who rose to the challenge of improving productivity, project management and securing the strategically critical RAN and LCS contracts. I would like to join our Executive Chairman in thanking everyone for their contribution.

ROBERT McKINNON
Managing Director

Profile of Directors

EXECUTIVE DIRECTORS

JOHN ROTHWELL AO - Executive Chairman
Executive Director
Director since 9 October 1987
Last elected: 17 October 2001
With in excess of 30 years experience in boat and shipbuilding, John Rothwell has played a major role in the development of the Australian aluminium shipbuilding industry and is a founding director of Austal.

He is a member of Det Norske Veritas Australia and the Bureau Veritas Asia & Australia Committees, which are two Classification Societies used by Austal.

In January 2004, John Rothwell was appointed an Officer of the Order of Australia for services to the Australian shipbuilding industry through the development of trade links and for significant contributions to vocational education and training. In October 2002, John Rothwell was named the Ernst & Young "Australian Entrepreneur of the Year."

ROBERT MCKINNON CPA, FCIS - Managing Director
Executive Director
Director since 5 July 1999
Last elected: 20 October 1999
Bob McKinnon joined Austal in early 1999 as General Manager after a long career with Capral Aluminium during which he held senior positions in finance, distribution and manufacturing operations.

Mr McKinnon was appointed to the Board of Directors in July 1999 and assumed the position of Managing Director in February 2000. He is responsible for the day to day operations of Austal and its subsidiaries.

MICHAEL ATKINSON CA (ZIM), CA (SA) - Executive Director, Finance & Company Secretary
Executive Director
Director since 14 September 1994
Last elected: 15 October 2002
Michael Atkinson joined Austal in 1990 as Financial Controller and was appointed to the Board in 1994. He is a qualified Chartered Accountant with 10 years experience in the accounting profession in Zimbabwe and South Africa. On leaving the profession, he entered the railway and construction industry where he served in a senior financial capacity and as a Board member. Upon arrival in Australia in 1986 he worked in the electronics manufacturing and boat building industries prior to joining Austal.

NON EXECUTIVE DIRECTORS

CHRISTOPHER NORMAN (B.Eng Hons) - Non Executive Director
Director since 9 October 1987
Last elected: 24 October 2003
Christopher Norman is one of the founding directors of Austal. He graduated from the University of New South Wales in 1986 with first class honours in Naval Architecture and has previously been Austal's Technical Director. Mr Norman has been a driving force in the technical and marketing success of the company and, with extensive experience in international marketing and sales, held the position of Sales Director between 1993 and 2002.

In May 2000, Christopher was awarded the prestigious A.G.M. Michell Award in recognition of outstanding service in the profession of Mechanical Engineering. He is a member of both the Royal Institution of Naval Architects and the Germanischer Lloyd Asean Committee.

JOHN POYNTON B.Com, FSIA, FAIM, FAICD – Independent Director
Director since 24 August 1998
Last elected 24 October 2003
John Poynton is Executive Chairman of Azure Capital, a corporate advisory firm based in Western Australia. He is a non executive director of Multiplex Ltd and Alinta Ltd and is a member of the Payments System Board of the Reserve Bank of Australia. He is also a member of the Business School at the University of Western Australia where he serves as an Adjunct Professor of Financial Management. John is Chairman of the Board of Governors at the Western Australian Museum Foundation.

ACHIM DRESCHER, B.Ec - Independent Director
Director since 7 September 1998
Last elected 17 October 2001
Achim Drescher is the Chairman of Columbus Line Australia Pty Limited, a non executive director of Adsteam Marine Limited, Leighton Holdings Limited and Sword Securitisation Limited. Mr Drescher is also a non executive director of the Young Endeavour Youth Scheme (RAN).

Mr Drescher is a member of the Germanischer Lloyd Asean Committee. In 1997 Mr Drescher was awarded the "Cross of the Order of Merit" by the Federal Republic of Germany.

ROBERT BROWNING MSc, MBA, FAIM – Independent Director
Director since 2 September 2003
Last elected 24 October 2003
Robert Browning is Chief Executive Officer of Alinta Ltd, the operator and part owner of $5.7 billion worth of energy infrastructure assets across Australia and New Zealand. He is also a non executive director of the Chamber of Commerce and Industry WA.

Prior to joining Alinta, Mr Browning was with global energy and services company, Aquila Inc, in a variety of vice president roles involved in strategic planning, operational and human resources management.

Mr Browning holds a Bachelor of Science degree from San Diego State University, an MBA from the University of Phoenix and a Master of Science from Massachusetts Institute of Technology, Sloan School of Management.

Unless otherwise indicated all Directors held their position as a Director throughout the entire financial year and up to the date of this report.

The maximum term of office for a Director on the Austal Board is three years, with the exception of the Managing Director who is exempted from retirement by rotation. Each year the longest serving one third of the Board must retire from office. A retiring Director is eligible for re-election.

Directors' Report

The Board of Directors of Austal Limited submit their report for the financial year ended 30 June 2004.

The following persons were directors during the year:

John Rothwell
Robert McKinnon
Christopher Norman
Michael Atkinson
John Poynton
Achim Drescher
Robert Browning (appointed 2 September 2003)

Principal Activities
The principal activities of the consolidated entity are the design and manufacture of high performance vessels. These activities were unchanged from the previous year.

Results
The profit of the consolidated entity for the financial year was $20.113 million after income tax and outside equity interests.

Review of Operations
A review of the operations of the consolidated entity is outlined in the Management Discussion and Analysis.

Dividends
No dividends were paid during the year and no final dividend has been recommended for the year ended 30 June 2004.

Significant Events After Year End
There were no significant events occurring after year end.

Likely Developments and Future Results
A general discussion of the group outlook is included in the Chairman's Report and Management Discussion and Analysis.

Significant Changes in the State of Affairs
A review of the significant changes in the state of affairs of the consolidated entity is outlined in the Management Discussion and Analysis.

Environmental Performance
The consolidated entity has a policy of at least complying with, but in most cases exceeding, environmental performance requirements. No environmental breaches have been notified by any Government Agency during the year ended 30 June 2004.

Total Number of Employees
As at 30 June 2004, the consolidated entity employed a total of 1,209 full-time equivalents (2003: 1,792 full-time equivalents).

Directors' Remuneration

Details of the remuneration paid directly or indirectly to directors of the Company, in connection with the management of the affairs of the entity and its subsidiaries, during the year to 30 June 2004 are as follows:

	Directors' Fees $	Consultancy Fees $	Base Salary $	Super-annuation $	Other $	Total $
John Rothwell	-	291,041	82,652	7,439	-	381,132
Robert McKinnon	-	-	332,053	29,351	84,991	446,395
Michael Atkinson	-	232,827	-	-	-	232,827
Christopher Norman	22,857	-	-	-	-	22,857
John Poynton	62,502	-	-	-	-	62,502
Achim Drescher	43,750	-	-	-	-	43,750
Robert Browning *	45,833	-	-	-	-	45,833

* Director for part of the year

Executive Officers' Remuneration

The five most highly remunerated executive officers (excluding directors of the Company) are shown below. The parent entity does not employ any person.

	Consultancy Fees $	Base Salary $	Super-annuation $	Bonus $	Other $	Total $
Stewart Hill	-	121,261	30,983	-	30,418	182,662
Brad Draper	-	202,180	15,856	-	20,014	238,050
William Rotteveel	-	159,812	34,855	30,000	-	224,667
Greg Metcalf	-	213,922	16,506	-	93,646	324,074
Glenn Williams	163,495	-	-	20,000	-	183,495

Remuneration Policy

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

a) retention and motivation of key executives
b) attraction of quality management to the company

There is no scheme to provide retirement benefits to any director, other than statutory superannuation to the Managing Director and Chairman.

Directors' Interests

The directors held the following direct and indirect shareholdings in the Company at the date of this report:

	Direct	Indirect	Total
John Rothwell	33,724,685	-	33,724,685
Christopher Norman	26,595,621	6,600	26,602,221
Michael Atkinson	1,415,737	-	1,415,737
John Poynton	100,000	-	100,000

The following directors also participate in the Austal Group Management Share Plan and are subject to the rules of the Plan. Refer to Note 27 Austal Group Management Share Plan for full details of the plan.

	Loan ($)	Number of Shares
Robert McKinnon	1,745,145	1,855,186
Michael Atkinson	263,764	285,062
John Poynton	263,764	285,062
Achim Drescher	263,764	285,062

Directors have no other equity interest in either the parent entity or its subsidiaries.

Directors' Meetings
The number of directors' meetings (including meetings of committees of directors) held during the year and the number attended by each of the directors is as follows:

	Meetings of Directors	Meetings of Audit Committee	Meetings of Nomination and Remuneration Committee
Number of meetings held	7	4	3
Number of meetings attended by:			
John Rothwell	7	-	3
Robert McKinnon	7	-	-
Michael Atkinson	5	-	-
Christopher Norman	4	-	-
John Poynton	6	4	-
Achim Drescher	6	-	2
Robert Browning *	7	3	3

* Director for part of the year

Indemnification of Directors
An indemnity agreement has been entered into between the parent entity and each of the directors named in this report. Under the agreement, the company has agreed to indemnify those directors against any claim or for any expenses or costs, which may arise as a result of work performed in their respective capacities.

Insurance arrangements established in the previous year concerning directors of the consolidated entity were renewed or continued during fiscal 2004. The terms of the insurance arrangements and premiums payable are subject to a confidentiality clause.

Rounding of amounts
The parent entity is a company of the kind specified in the Australian Securities and Investment Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

Dated at Henderson this 20th day of August 2004.

John Rothwell
Chief Executive Officer

Michael Atkinson
Finance Director

Austal Limited
Statement of Financial Performance
For the Year Ended 30 June 2004

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Revenues from ordinary activities	2	310,110	307,776	1,933	13,257
Expenses from ordinary activities	2	(285,896)	(339,940)	(1,740)	(21,147)
Borrowing costs	2	(1,904)	(872)	(55)	(81)
Provision for Austal Group Management Share Plan loans		2,365	(3,714)	2,365	(3,714)
Profit/(loss) from ordinary activities before income tax expense		24,675	(36,750)	2,503	(11,685)
Income tax benefit/(expense) relating to ordinary activities	6	(4,977)	12,517	(1,197)	3,045
Net profit/(loss)		19,698	(24,233)	1,306	(8,640)
Net loss attributable to outside equity interests		(415)	(5,565)	-	-
Net profit/(loss) attributable to members of the parent entity		20,113	(18,668)	1,306	(8,640)
Net exchange difference on translation of financial report of self-sustaining foreign operations		102	292	-	-
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"		-	(212)	-	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		102	80	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		20,215	(18,588)	1,306	(8,640)
Basic earnings per share (cents per share)	3	10.4	(9.7)	-	-
Diluted earnings per share (cents per share)	3	10.4	(9.7)	-	-

The accompanying notes form an integral part of this Statement of Financial Performance.

Austal Limited
Statement of Financial Position
At 30 June 2004

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Current Assets					
Cash assets		79,595	27,512	216	257
Receivables	7	9,389	9,303	52,067	51,886
Inventories	8	50,631	62,417	-	-
Other financial assets	9	6,729	25,150	-	-
Other	12	2,937	-	-	-
Total Current Assets		149,281	124,382	52,283	52,143
Non-Current Assets					
Cash assets	20	2,623	4,133	-	-
Receivables	7	22,502	26,545	13,445	11,412
Other financial assets	9	3,902	2,929	2,175	1,789
Property, plant and equipment	10	59,842	62,471	17,627	18,102
Other	12	12,334	11,729	-	-
Total Non-Current Assets		101,203	107,807	33,247	31,303
Total Assets		250,484	232,189	85,530	83,446
Current Liabilities					
Payables	13	27,867	58,856	36	81
Interest bearing liabilities	14	33,586	4,510	-	-
Provisions	15	19,484	17,741	-	-
Other	16	16,432	20,748	-	-
Total Current Liabilities		97,369	101,855	36	81
Non-Current Liabilities					
Payables	13	874	2,443	-	-
Interest bearing liabilities	14	15,052	14,133	-	-
Deferred tax liabilities	6	823	-	823	-
Provisions	15	536	266	-	-
Total Non-Current Liabilities		17,285	16,842	823	-
Total Liabilities		114,654	118,697	859	81
Net Assets		135,830	113,492	84,671	83,365
Equity					
Contributed equity	17	46,171	46,171	46,171	46,171
Reserves	18	557	398	-	-
Retained profits	19	88,232	68,156	38,500	37,194
Parent entity interest		134,960	114,725	84,671	83,365
Outside equity interest	19	870	(1,233)	-	-
Total Equity		135,830	113,492	84,671	83,365

The accompanying notes form an integral part of this Statement of Financial Position.

Austal Limited
Statement of Cash Flows
For the Year Ended 30 June 2004

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Cash flows from operating activities					
Receipts from customers		309,546	298,431	5,198	3,028
Payments to suppliers and employees		(292,206)	(314,427)	(1,239)	(7,334)
Interest received		2,160	4,154	276	909
Borrowing costs paid		(4,115)	(1,001)	(55)	(81)
Dividends received		-	-	-	10,481
GST refunded		8,769	10,670	53	37
Tax paid		(2,661)	(2,018)	(2,661)	(527)
Net cash from (to) operating activities	20(b)	21,493	(4,191)	1,572	6,513
Cash flows from investing activities					
Payments for plant and equipment		(1,200)	(2,000)	-	-
Payments for land		(174)	-	-	-
Payments for building additions		(10)	(2,076)	-	-
Payments for capital work in progress		(706)	(1,238)	-	-
Proceeds from sale of land and buildings		-	-	-	-
Proceeds from sale of plant and equipment		87	69	-	-
Payments for intangible assets		(296)	(142)	-	-
Proceeds from sale of intellectual property		-	-	-	210
Purchase of controlled entity		(90)	-	(386)	-
Purchase of shares in unlisted entities		(3,028)	-	-	-
Loan from controlled entities		-	-	(1,559)	3,140
Loans advanced - others		332	(23)	332	(23)
Net cash to investing activities		(5,085)	(5,410)	(1,613)	3,327
Cash flow from financing activities					
Repayment of borrowings		(40,445)	(5,912)	(35,000)	-
Proceeds from borrowings		70,878	-	35,000	-
Dividends paid		-	(9,646)	-	(9,646)
Minority shareholders' contributions		-	3,115	-	-
Net cash to financing activities		30,433	(12,443)	-	(9,646)
Net increase (decrease) in cash held		46,841	(22,044)	(41)	194
Cash at the beginning of the financial year		25,872	48,320	257	63
Effects of exchange rate changes on cash		18	(404)	-	-
Cash at the end of the financial year	20(a)	72,731	25,872	216	257

The accompanying notes form an integral part of this Statement of Cash Flows.

Note 1. Statement of Significant Accounting Policies

(a) Basis of Accounting

The financial report has been prepared as a general purpose financial report which complies with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. The financial report has been prepared in accordance with the historical cost convention and does not take account of changes in either the general purchasing power of the dollar or in the price of specific assets.

(b) Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous year.

(c) Basis of Consolidation

The consolidated financial statements include the financial statements of the parent entity, Austal Limited and its controlled entities, referred to collectively as the "Consolidated Entity".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are only included from the date control commenced or until the date the control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with group policy and generally accepted accounting principles in Australia.

(d) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Sales

In accordance with AASB 1009, sales are brought to account on a percentage of completion basis and comprise vessel contract and bounty income. Bounty income is calculated in accordance with the Bounty (Ships) Act 1989 being:-

- 5% of eligible costs of a bountiable vessel that was completed and delivered by 31 December 2003; or
- 2% of eligible costs of a bountiable vessel completed by 30 June 2004.

Vessels completed after 30 June 2004 are ineligible for bounty income.

Sale of Goods

Sale of goods revenue is recognised when control of the goods has passed to the buyer.

Charter Revenue

Charter revenue is operating rentals received on charter of vessels and is recognised when control over the right to revenue is received.

Interest

Interest revenue is recognised when control to the right to receive revenue is obtained.

(e) Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following bases:

- transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- amounts payable and receivable are translated using the spot rate on balance date;

the financial statements of foreign operations considered self-sustaining are translated using the current rate method. The financial statements of foreign operations considered integrated are translated using the temporal method.

Note 1. Statement of Significant Accounting Policies *(continued)*

Exchange differences relating to monetary items are included in the Statement of Financial Performance, as exchange gains and losses, in the period when the exchange rate changes, except where:

- the exchange difference relates to the cost of acquisition of an asset under construction or otherwise being made ready for future productive use by the consolidated entity in its own operations, or under construction for another entity pursuant to a construction contract. In these cases the exchange difference is included in the cost of the asset;
- the exchange difference relates to hedging part of the net investment in a self-sustaining foreign operation, in which case the exchange difference is transferred to the foreign currency translation reserve on consolidation; or
- the exchange difference relates to a transaction intended to hedge the purchase or sale of goods or services, in which case the exchange difference is included in the measurement of the purchase or sale.

(f) **Cash and Cash Equivalents**
Cash on hand and in banks and short-term deposits are stated at nominal value. For the purpose of the statement of Cash Flows, cash includes cash on hand and in banks, net of cash held as a guarantee.

(g) **Borrowing Costs**
Borrowing costs are expensed as incurred, except where they are included in the costs of qualifying assets.

(h) **Taxes**
Income Tax
The consolidated entity adopts the liability method of tax effect accounting whereby income tax expense shown in the Statement of Financial Performance is based on the operating profit before tax adjusted for any permanent differences. The provision for deferred income tax liability and future income tax benefit represent the tax effect (at current rates) of differences between income and expense items recognised in different accounting periods for both book and tax purposes.

The benefit arising from estimated carry forward losses is recorded as a future income tax benefit where realisation of such benefit is considered to be virtually certain.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase is not recoverable from the taxation authority, in which case the GST is recognised as part of the consideration.

(i) **Inventories**
Construction work in progress is valued at cost, plus profit recognised to date, less any provision for anticipated future losses. Costs include production overheads. Construction profits are recognised on the percentage of completion basis. Percentage of completion is determined by reference to actual costs to date as a proportion of estimated total costs to complete each contract.

Finished goods are valued at lower of cost and net realisable value.

Stock is valued at the lower of cost and net realisable value. Cost is determined on the average cost basis.

Note 1. Statement of Significant Accounting Policies (*continued*)

(j) Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. The recoverable amounts have been assessed based on expected future cashflows, which have not been discounted.

(k) Operating Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis

(l) Property, Plant and Equipment

Items of property, plant and equipment are capitalised at historical cost and depreciated on a diminishing value basis as outlined below, except for a $2.3m slipway which is depreciated on a straight line basis over its useful life of 15 years:

Buildings	2.5%pa
Plant and Equipment	18%-40%pa

The depreciation or amortisation is calculated based on the expected useful life of the asset.

(m) Research and Development Costs

Research and development costs relating to the development of new products are deferred to future periods to the extent that future benefits are expected, beyond any reasonable doubt, to equal or exceed those costs and any future costs necessary to give rise to the benefits.

Any deferred costs are amortised over future accounting periods not exceeding 5 years in order to match the costs with related benefits on the basis of expected future sales, commencing with the commercial production of the product.

The unamortised deferred research and development costs are reviewed annually at each balance date and to the extent that they exceed the recoverable amount are written off.

(n) Financial Instruments included in Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o) Financial Instruments included in Liabilities

All loans are measured at the principal amount. Interest is recognised as an expense as it accrues.

Note 1. Statement of Significant Accounting Policies (*continued*)

(p) **Financial Instruments included in Assets**
Trade debtors are initially recorded at the amount of contracted sales proceeds receivable subsequent to delivery.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable is considered less than likely. Any provision established is based on a review of all outstanding amounts at balance date.

Bank deposits, bills of exchange, promissory notes, loans, marketable securities and marketable equity securities are carried at cost. Interest revenue is recognised on an effective yield basis. Dividend revenue is recognised when dividends are declared by the investee. Purchases and sales of investments are recognised on the trade date.

(q) **Derivative Financial Instuments**
Forward Currency Exchange Contracts
Forward currency exchange contracts are initially recognised as either an asset or liability, at an amount equal to the premium or discount on the forward currency exchange contracts. The assets and liabilities recognised are subsequently remeasured by reference to exchange rates at balance date. The gain or loss on remeasurement is brought to account in the Statement of Financial Performance unless the contracts are entered to hedge anticipated future transactions, in which case the gain or loss is deferred and included in the initial measurement of the anticipated item being hedged.

The premium or discount on the forward currency exchange contracts is amortised over the period of the contract, unless the contracts are entered to hedge anticipated future transactions, in which case the premium or discount is included in the initial measurement of anticipated items being hedged.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur, as designated, deferred gains and losses that arose on the foreign currency hedge prior to its termination are included in the Statement of Financial Performance for the period.

(r) **Goodwill**
On the acquisition of a business or a controlled entity, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets is initially brought to account as goodwill or discount on acquisition. Goodwill on acquisition is amortised on a straight-line basis over a period of 0-5 years depending on the period of time in which it is expected that benefits will arise.

(s) **Provisions**
Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation. A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

(t) **Warranties**
Provision is made for warranty based on the estimated future costs of warranty repairs on vessels.

Note 1. Statement of Significant Accounting Policies (*continued*)

(u) Workers' Compensation Insurance
A provision for workers' compensation insurance is recognised for the expected costs of current claims and claims incurred but not reported.

(v) Provision for Employee Benefits
Provision has been made for benefits accruing to employees in relation to annual leave, vested sick leave, long service leave and work safe bonus.

All on-costs, including payroll tax, workers' compensation and superannuation benefits are included in the determination of provisions. Liabilities in respect to employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(w) Management Share Plan
Certain directors and managers are entitled to participate in the Austal Group Management Share Plan. Loans are provided to assist in the purchase of the shares in the plan. No remuneration expense is recognised in respect of employee shares. Amounts outstanding on loans are included in non-current receivables.

(x) Earnings per Share
Basic earnings per share is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity and preference share dividends, divided by the weighted average number of shares, adjusted for any bonus element.

Note 2. Profit and Loss Items

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Profit from ordinary activities after crediting the following revenues:					
Sales revenues:					
Construction contract revenue and bounty income		286,308	285,295	-	-
Revenue from sale of goods		3,808	-	-	-
Total sales revenues		290,116	285,295	-	-
Other revenues:					
Dividends from:					
- Related parties		-	-	-	10,481
Interest from:					
- Other unrelated parties		2,160	3,610	276	909
Proceeds on sale of non-current assets (a)		87	69	-	-
Rent received		28	29	1,588	1,588
Charter income		15,135	15,293	-	-
Scrap sales		964	1,068	-	-
Capital development grant		-	288	-	-
Sale of intellectual property		-	-	-	210
Other revenue		1,620	2,124	69	69
Total other revenue		19,994	22,481	1,933	13,257
Total revenues from ordinary activities		310,110	307,776	1,933	13,257
(a) Net profit/(loss) on disposal of property, plant & equipment		(624)	(181)	-	-
Profit from ordinary activities is after charging the following expenses:					
Expenses from ordinary activities:					
Cost of sales		251,565	298,570	-	-
Marketing expenses		6,319	10,689	-	-
Administrative expenses		7,917	10,155	833	715
Chartering expenses		15,328	15,293	-	-
Other		4,767	5,233	907	20,432
Expenses from ordinary activities		285,896	339,940	1,740	21,147

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 2. Profit and Loss Items (*continued*)

Borrowing Costs:

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Interest paid to unrelated parties		2,310	1,263	55	81
Other borrowing costs		1,805	368	-	-
Total borrowing costs		4,115	1,631	55	81
Less: Borrowing costs capitalised to qualifying assets		(2,211)	(759)	-	-
Total borrowing costs expensed		1,904	872	55	81

Expense items:

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Auditors' remuneration for:					
- audit fees – parent company auditor		180	122	88	76
- other fees – parent company auditor		108	99	-	-
- audit fees – other auditors		39	47	-	-
Doubtful debt write-back		(600)	(78)	-	(78)
Provision for doubtful debts		3,350	600	-	-
Decrement in value of inventory		-	600	-	-
Net foreign exchange losses		1,031	1,570	735	502
Research and development costs		335	836	-	-
Rental expenses on operating leases		105	423	-	-
Patent defence costs		407	3,510		-
Decrement in value of non-current assets		-	200		-
Provision for diminution		-	-	(304)	19,931
Provision for loss on Austal Group Management Share Plan loans		(2,365)	3,714	(2,365)	3,714

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 2. Profit and Loss Items (*continued*)

Depreciation of non-current assets:				
- Buildings	1,409	1,031	420	419
- Plant and equipment	2,148	2,766	55	60
Total depreciation of non-current assets	3,557	3,797	475	479
Amortisation of:				
- Goodwill	296	852	-	-

Note 3. Earnings per Share

Basic earnings per share (cents per share)	10.4	(9.7)
Diluted earnings per share (cents per share)	10.4	(9.7)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	192,911,873	192,911,873
Net profit/(loss)	19,698	(24,233)
Adjustments:		
Net profit attributable to outside equity interests	(415)	(5,565)
Earnings used in calculating basic and diluted earnings per share	20,113	(18,668)

There are no potential ordinary shares.

Note 4. Dividends

No dividends were paid during the year and no final dividend has been recommended for the year ended 30 June 2004 (2003: $9.646m - 5c fully franked dividend per fully paid share)

Note 5. Segment Information

The consolidated entity's primary business and primary segment is the manufacture of high performance vessels.

Geographically, the group operates in Australia and the United States of America.

Segment information – Secondary segment

Geographic segments	Australia		USA		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
	$000	$000	$000	$000	$000	$000	$000	$000
Segment revenue	278,258	295,455	34,764	15,672	(2,912)	(3,351)	310,110	307,776
Segment assets	237,315	220,718	13,169	11,471	-	-	250,484	232,189
Other segment information:								
Acquisition of property, plant and equipment, intangible assets and other non-current assets	2,088	4,167	388	1,289	-	-	2,476	5,456

Note 6. Income Tax

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

	Consolidated		Parent	
	2004	2003	2004	2003
	$000	$000	$000	$000
Operating profit/(loss) before tax	24,675	(36,750)	2,503	(11,685)
Prima facie tax thereon at 30%	7,403	(11,025)	751	(3,506)
Tax effect of permanent and other differences:				
- Provision for diminution of receivables	-	-	(91)	5,979
- Write down/(reversal) of Austal Group Management Share Plan loans	(710)	1,114	(710)	1,114
- Dividends	-	-	-	(3,144)
- Amortisation of goodwill	89	170	-	-
- Current year research & development allowances	(2,164)	(2,756)	-	-
- Prior year research & development allowances	-	(7,472)	-	(3,488)
- Tax losses utilised	(1,569)	-	-	-
- Tax losses not recognised	623	7,479	-	-
- Reduction in franking deficit tax offset amount	1,247	-	1,247	-
- Other	58	(27)	-	-
Total income tax (benefit)/expense attributable to operating profit	4,977	(12,517)	1,197	(3,045)

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 6. Income Tax *(continued)*

Deferred Tax Liabilities (Non-Current)

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Provision for deferred income tax:					
Attributable to timing differences		12,169	7,273	12,169	7,273
Provision for deferred income tax liability offset by carry forward tax losses		(11,346)	(7,273)	(11,346)	(7,273)
		-	-	-	-
Total non-current deferred tax liabilities		823	-	823	-

As at 30 June 2004, the consolidated entity had estimated unrecognised income tax losses of AUD $15.0m (2003: AUD $20.1m), in addition to the $12.962m tax losses recognised above, and USD $18.7m (2003: USD $17.3m), which are available to offset against future years' taxable income. The benefit of these losses of AUD $4.5m (2003: AUD $6.0m) and USD $5.6m (2003: USD $5.2m) has not been brought to account as realisation is not virtually certain. The benefit will only be obtained if (a) the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefits from the deductions for the losses to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the consolidated entity in realising the benefits from the tax losses.

As at 30 June 2004, franking credits available to the consolidated entity were nil (2003: $nil).

Tax Consolidation

Effective 1 July 2002, for the purposes of income taxation, Austal Limited and its 100% owned Australian tax resident subsidiaries formed a tax consolidated group. Members of the group have entered into a tax sharing and funding arrangements in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. Additionally, the agreements provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidated group is Austal Limited.

Note 7. Receivables

Current

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Trade amounts owing by unrelated entities					
- Construction contracts		9,389	7,811	1,800	1,989
Income tax refundable		-	1,492	-	1,492
Non trade amounts owing by controlled entities		-	-	69,894	68,336
Less: Provision for diminution		-	-	(19,627)	(19,931)
Total current receivables		9,389	9,303	52,067	51,886

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 7. Receivables *(continued)*

Non-Current					
Trade amounts owing by unrelated entities					
- Construction contracts (a)		12,407	15,734	-	-
Less: Provision for doubtful debts		(3,350)	(600)	-	-
Loan to Austal Group Management Share Plan		14,793	15,125	14,793	15,126
Less: Provision for loss on Austal Group Management Share Plan (b)		(1,348)	(3,714)	(1,348)	(3,714)
Total non-current receivables		22,502	26,545	13,445	11,412

(a) (i) Receivables include 10% redeemable preference shares of $6.641m (2003: $7.734m) in an unrelated party with no fixed expiry date.

(ii) Receivables include A$5.190m (2003: A$8.000m) receivable in US dollars from an unrelated company, domiciled in Venezuela. The receivable is interest bearing and is due to be repaid by instalments concluding in 2007. The receivable relates to the amounts owing from the sale of two vessels, the first in the 1999 financial year and the second in the 2003 financial year.

A$5.190m (2003 A$7.400m) of the receivables are secured by second mortgages over the respective vessels. The estimated value of the second mortgage security held is greater than the amounts receivable. The directors have considered the recoverability of these receivables and, based on the above facts, have determined no provision is required.

(b) In accordance with the terms and conditions of the Austal Group Management Share Plan, participants are provided with loans to purchase shares in Austal Limited at their market value at the time of purchase. These loans are non-recourse to the participants. The consolidated entity is therefore potentially exposed to losses on these loans arising from the termination of employment or contract arrangements of the participants dependent upon the market value of the shares at that time. The consolidated entity has provided for the potential loss on these loans based on the market price of Austal Limited shares at 30 June 2004.

(c) Other terms and conditions: -

(i) Current trade amounts owing by unrelated entities are generally on 7 day terms.

(ii) Details of the terms and conditions of non trade amounts owing by controlled entities is set out in note 25.

(iii) Details of the terms and conditions of the loan to Austal Group Management Share Plan is set out in note 27.

	Note	Consolidated		Parent	
		2004	2003	2004	2003
		$000	$000	$000	$000
Note 8. Inventories					
Construction work in progress		136,970	247,591	-	-
Less progress payments received and receivable		86,418	190,175	-	-
Total work in progress		50,552	57,416	-	-
Finished goods at net realisable value		-	4,573	-	-
Materials		79	428	-	-
Total inventories		50,631	62,417	-	-
Note 9. Other Financial Assets					
Current					
Hedge asset		6,729	25,150	-	-
Non-Current					
Hedge asset		874	2,929	-	-
Shares – unlisted (a)		3,028	-	-	-
Shares in controlled entities – unlisted	23	-	-	2,175	1,789
Total non-current other financial assets		3,902	2,929	2,175	1,789

(a) Included in unlisted shares at cost is the following material investment:

Canadian American Transportation Systems, LLC (CATS)
CATS own and operate high speed ferries on and across Lake Ontario between the city of Rochester, New York and the City of Toronto, Canada.
As a condition of the sale of the 86 metre catamaran "Spirit of Ontario I" to CATS, the consolidated entity acquired a 22.5% interest in CATS. The carrying amount of this investment at 30 June 2004 is $3.028m. This entity is not a subsidiary or accounted for using the equity method, as the company is controlled by one shareholder block (consisting of two shareholders) holding 77.5% of the company's equity.

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 10. Property, Plant and Equipment

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Property at deemed cost					
Land:					
Deemed Cost					
Opening balance		9,787	10,260	4,097	4,097
Additions		174	-	-	-
Net foreign currency movements		(91)	(473)	-	-
Closing balance		9,870	9,787	4,097	4,097
Buildings:					
Deemed cost					
Opening balance		42,024	40,613	16,763	16,763
Transfers in from capital work in progress		-	2,770	-	-
Disposals		-	(58)	-	-
Additions		10	226	-	-
Net foreign currency movements		(311)	(1,527)	-	-
Closing balance		41,723	42,024	16,763	16,763
Accumulated Depreciation					
Opening balance		5,989	5,076	3,496	3,077
Disposals		-	(15)	-	-
Depreciation for the year	2	1,409	1,031	420	419
Net foreign currency movements		(17)	(103)	-	-
Closing balance		7,381	5,989	3,916	3,496
Net book value - buildings		34,342	36,035	12,847	13,267

Mr G N Kennedy and Mr G D Glass, Licensed Valuers of Jones Lang Lasalle carried out an independent valuation of all Australian land and buildings on 30 July 2003 on the basis of value in use. The valuation of land and buildings according to this valuation was $43.500m ($28.230m Company). At 30 June 2003 the carrying value of Australian land and buildings was $35.452m ($17.364m Company).

Mr M D Bell of M. D. Bell Company Inc. Real Estate Appraisers and Consultants carried out an independent valuation of American land and buildings on the 16 December 2002 on the basis of market value. The valuation of land and buildings according to this valuation was $USD 7.000m ($AUD 10.479m). At 30 June 2003 the carrying value American of land and buildings was $USD 6.929m ($AUD 10.372m).

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 10. Property, Plant and Equipment *(continued)*

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Capital work in progress at cost:					
Opening balance		1,238	1,573	-	-
Additions		706	2,953	-	-
Transfers out		(870)	(3,288)	-	-
Net foreign currency movements		(33)	-	-	-
Closing balance		1,041	1,238	-	-
Plant and equipment at cost:					
Cost					
Opening balance		28,870	27,195	1,401	1,401
Transfers in from capital work in progress		870	518	-	-
Additions		1,200	1,714	-	-
Disposals		(2,261)	(574)	-	-
Net foreign currency movements		(50)	17	-	-
Closing balance		28,629	28,870	1,401	1,401
Accumulated Depreciation					
Opening balance		13,459	10,962	663	603
Depreciation for the year	2	2,148	2,766	55	60
Write down to recoverable value	2	-	200	-	-
Disposals		(1,550)	(368)	-	-
Net foreign currency movements		(17)	(101)	-	-
Closing balance		14,040	13,459	718	663
Net book value – plant and equipment		14,589	15,411	683	738
Total property, plant and equipment, net		59,842	62,471	17,627	18,102

Refer to notes 14 & 22 for details of security provided in relation to borrowings and borrowing facilities.

Note 11. Intangible Assets

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Goodwill, at cost		3,988	3,692	-	-
Less accumulated amortisation		(3,988)	(3,692)	-	-
		-	-	-	-

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 12. Other Assets

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Current					
Prepayments	(a)	2,340	-	-	-
Deferred operating lease costs		597	-	-	-
Total current other assets		2,937	-	-	-
Non-Current					
Prepayments	(a)	11,363	7,972	-	-
Deferred operating lease costs		971	3,757	-	-
Total non-current other assets		12,334	11,729	-	-

(a) The consolidated entity has a long term charter whereby current payments, relating to future periods, will be recovered against future charter income received.

Note 13. Payables

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Current					
Trade creditors – unsecured		21,138	33,706	36	81
Deferred hedge gains		6,729	25,150	-	-
Total current payables		27,867	58,856	36	81
Non-Current					
Deferred hedge gains		874	2,443	-	-

Trade creditors are normally settled on 45 day terms.

Note 14. Interest Bearing Liabilities

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Current					
Bank loan (secured)		538	559	-	-
Construction finance (secured)		29,793	-	-	-
Dept. of Planning & Infrastructure loan (secured)		180	-	-	-
Bank loan (unsecured)		3,075	1,779	-	-
Creditors (unsecured)		-	2,172	-	-
Total current interest bearing liabilities		33,586	4,510	-	-

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000

Note 14. Interest Bearing Liabilities (*continued*)

Non-Current	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Bank loan (secured)		6,459	7,265	-	-
Dept. of Planning & Infrastructure loan (secured)		-	180	-	-
Bank loan (unsecured)		8,593	6,688	-	-
Total non-current interest bearing liabilities		15,052	14,133	-	-

(a) Terms and conditions in relation to the above interest bearing liabilities:
(i) The bank loan is secured by a mortgage over the land and buildings and floating charges over cash, receivables, work in progress and plant and equipment of a subsidiary. The total carrying value of assets used as security is $13.169m.
(ii) The Department of Planning & Infrastructure loan is secured by a mortgage over Lot 30 Clarence Beach Road. It will be converted to a grant on completion of specified improvements to the land and performance criteria. Interest is payable at 0% unless any part of the loan that is not converted to a grant by 11 December 2004 is not repaid within one month.
(iii) The construction finance is secured by a charge over the work in progress having a carrying value of $34.910m and a security deposit account of $5.177m.

Note 15. Provisions

Current	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Employee benefits		5,461	5,012	-	-
Workers' compensation insurance		8,685	8,550	-	-
Warranty		5,338	3,198	-	-
Foreign exchange losses on general hedges		-	981	-	-
Total current provisions		19,484	17,741	-	-

Movements in provisions
Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Consolidated 2004	Parent 2004
(i) Workers' compensation insurance		
Carrying amount at the beginning of the year	8,550	-
Additional provision	2,471	-
Amounts utilised during the year	(2,336)	-
Carrying amount at the end of the year	8,685	-
(ii) Warranty		
Carrying amount at the beginning of the year	3,198	-
Additional provision	6,171	-
Amounts utilised during the year	(3,267)	-
Reversal of unused provision	(764)	-
Carrying amount at the end of the year	5,338	-

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Note 15. Provisions (*continued*)					
Non-Current					
Employee benefits		536	266	-	-
Aggregate employee benefit liability		5,997	5,278	-	-
Note 16. Other Liabilities (Current)					
Progress payments received in advance		16,432	20,748	-	-
Note 17. Contributed Equity					
Issued and paid up capital					
192,911,873 ordinary shares		46,171	46,171	46,171	46,171

Movements in shares on issue	Number of ordinary shares 2004 '000	Number of ordinary shares 2003 '000	Value of ordinary shares 2004 $000	Value of ordinary shares 2003 $000
Beginning of the financial year	192,912	192,912	46,171	46,171
Movement	-	-	-	-
End of the financial year	192,912	192,912	46,171	46,171

All ordinary shares issued by Austal Limited carry one vote per share without restriction. Ordinary shares have the right to received dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Note 18. Reserves					
Foreign currency translation reserve		557	398	-	-
Foreign currency translation reserve					
Opening balance		398	(19)	-	-
Exchange fluctuations arising on net assets of foreign operations		159	417	-	-
Closing balance		557	398	-	-

Note 19. Retained Profits

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Retained profits at the beginning of the financial year		68,156	87,036	37,194	45,834
Net (loss) profit attributable to members of Austal Limited		20,113	(18,668)	1,306	(8,640)
Adjustment arising from adoption of revised accounting standard:					
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		-	9,646	-	9,646
AASB 1028 "Employee Benefits"		-	(212)	-	-
Outside equity interest capitalised retained losses on acquisition		(37)	-	-	-
Total available for appropriation		88,232	77,802	38,500	46,840
Dividends provided for or paid		-	(9,646)	-	(9,646)
Retained profits at the end of the financial year		88,232	68,156	38,500	37,194

Outside equity interest

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Opening balance	(1,233)	1,440	-	-
Retained losses capitalised on acquisition	37	-	-	-
Contributed equity purchased on acquisition	(90)	-	-	-
Share of current year losses	(415)	(5,565)	-	-
Share of contributed equity	2,509	2,704	-	-
Share of foreign currency translation reserve	62	188	-	-
Closing balance	870	(1,233)	-	-

Note 20. Notes to the Statement of Cash Flows

(a) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, net of cash held as a guarantee and in escrow as security.

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Cash balance comprises:					
Cash on hand and at bank		82,218	31,645	216	257
Less Current:					
- restricted cash held as a guarantee	21b(v)	(1,687)	(1,640)	-	-
- restricted cash held as security	14a(iii)	(5,177)	-	-	-
Less Non-Current:					
- restricted cash held as a guarantee	21b(v)	(2,623)	(4,133)	-	-
Closing cash balance		72,731	25,872	216	257

(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities

	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
Net profit after income tax	19,698	(24,233)	1,306	(8,640)
Adjustments for non cash income and expense items:				
Capital development grant	-	(288)	-	-
Depreciation & amortisation	3,852	4,650	475	479
Decrement in value of non-current assets	-	800	-	-
Loss (profit) on sale of assets	624	181	-	-
Profit on disposal of intellectual property	-	-	-	(210)
Increase (decrease) in provision for:				
Income tax	2,316	(13,103)	2,316	(5,497)
Workers' compensation insurance	135	6,006	-	-
Warranty	2,137	(53)	-	-
Employee benefits	732	(191)	-	-
Provision for loss on Austal Group Management Share Plan loans	(2,365)	3,714	(2,365)	3,714
Provision for diminution	-	-	(304)	19,931
Provision for doubtful debts	2,750	600	-	-
Foreign exchange losses	(981)	(5,389)	-	-
Decrease (increase) in :				
Cash provided as guarantee/security	(3,714)	(1,640)	-	-
Debtors	1,750	(311)	189	(1,030)
Work in progress	6,827	15,997	-	-
Other inventories	4,640	302	-	-
Other assets	(3,542)	(15,861)	-	-
Other financial assets	20,476	(27,593)	-	-
Increase (decrease) in:				
Trade creditors	(9,683)	11,595	(45)	(2,234)
Progress payments in advance	(4,169)	13,033	-	-
Other financial liabilities	(19,990)	27,593	-	-
Net cash provided from (to) operating activities	21,493	(4,191)	1,572	6,513

Note 21. Commitments, Contingent Liabilities and Contingent Assets

The estimated maximum amounts of commitments and contingent liabilities not provided for in the financial statements as at 30 June 2004 are:

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
(a) Commitments					
Capital expenditure:					
not later than one year		841	-	-	-
Operating leases:					
not later than one year		9,384	13,607	-	-
between one and two years		140	10,215	-	-
between two and five years		215	318	-	-
	(i) (ii)	9,739	24,140	-	-

(i) A subsidiary company has a time charter for $9.2m with the US military offsetting $9.2m of the above lease commitment, which expires February 2005.

(ii) A subsidiary company leases property and equipment under various non-cancellable operating leases, which expire November 2008.

	Note	Consolidated 2004 $000	Consolidated 2003 $000	Parent 2004 $000	Parent 2003 $000
(b) Contingent Liabilities					
Bank performance guarantees	(i)	100,153	92,828	76,148	92,828
Vessel buy-back put option	(ii)	6,939	6,813	-	-
Vessel resale guarantee	(iii)	5,900	8,000	-	-
Loan guarantee	(iv)	3,396	3,334	-	-
Loan guarantee	(v)	2,884	4,192	-	-

(i) The bank performance guarantees on contractual obligations are secured by a mortgage over the land and buildings and floating charges over cash, receivables, work in progress and plant and equipment.

(ii) A subsidiary company has issued a put option to buy-back a vessel previously constructed. The put option expires in November 2004. At 30 June 2004, the potential liability arising from the exercise of this put option was $6.9m. The Board believes that the value of this vessel will be in excess of the put option price.

(iii) In support of finance arrangements for a charter of an Austal built vessel, Austal Ships Pty Ltd has entered into various agreements with the owner. These have the effect that if the vessel is not subsequently sold for the owners' unamortised purchase price at the end of the existing charter on 30 April 2005, Austal has guaranteed the first $5.9m shortfall below the unamortised purchase price. These also have the effect that following satisfaction of certain conditions by 1 November 2004, Austal will be released from all its obligations under the finance arrangement. Austal expect these conditions to be satisfied and the contingent liability to be extinguished.

(iv) A subsidiary company has guaranteed the repayment of a loan to a customer by a financier for 1,967,847 Euros. The guarantee expires on 20 June 2006.

Note 21. Commitments, Contingent Liabilities and Contingent Assets (*continued*)

(v) A subsidiary company has guaranteed the repayment of a loan to a customer domiciled in Venezuela (see Note 7 a(ii)) by a financier for US$2.0m. The guarantee expires on 31 July 2006. The guarantee provided by Austal is secured by the customer via a mortgage over two properties in Venezuela.

Other contingent liabilities excluded in the above include:

a) A European fast ferry operator has registered a patent in the United States and Europe in respect of a design for a catamaran hull. It has also applied for a patent in Australia. In Europe, the patent was disallowed. Austal has not sold vessels in the United States to which the patents are likely to apply.

If the patent is granted in Australia, then the owner of the patent may have rights against Austal for an infringement of its patent.

The Board is of the opinion that it is by no means certain that a patent will be granted in Australia in the form in which the fast ferry operator has applied for. In the event the patent is granted in Australia, the most likely remedy to the fast ferry operator is damages. However, Austal would only be liable for damages if:

- The patent is registered in Australia;
- The fast ferry operator takes action to seek damages; and
- Austal is unsuccessful in defending such action to seek damages.

The Board is of the opinion that it is likely Austal would be successful in defending an action for damages and that the maximum amount of any damages claim would be up to US$5.1m and is likely to be a lesser amount. It is the opinion of the Board that the relevant aspects of the hull design relating to the patent application form a very small part of the features of those vessels.

b) The company has given certain indemnities to the vessel owner in respect to a vessel chartered by a subsidiary company. The board is of the opinion that the risk of these indemnities being called upon is small.

c) The parent company has guaranteed the performance of certain contract obligations of a subsidiary.

d) The parent company has guaranteed the bank facilities of its subsidiary companies for $148.5m.

e) A subsidiary company is awaiting the decision of arbitration proceedings in which the other party has a claim of $0.924m. The Board is of the opinion that the subsidiary company will obtain a successful outcome.

Contingent assets not included in the above include:

The Company has claimed research and development concession deductions relating to the development of vessels in the years 1999 to 2001. The additional concession deductions of $16.013m have a tax benefit of $4.804m. These additional concession deductions are either currently under review, or are likely to be reviewed, by the Australian Tax Office or the Industry Research and Development Board. The tax benefit of these additional deductions has not been recognised in the financial statements. Similarly, interest penalties payable, should the deductions be disallowed, have not been recognised in the financial statements.

Note 22. Financing Arrangements

As at 30 June 2004, the consolidated entity has access to the following financing facilities:

	2004					
	Consolidated			Parent		
	Available	Drawn Down	Unused	Available	Drawn Down	Unused
	$000	$000	$000	$000	$000	$000
Bank Guarantee / Letter of Credit (a)	137,000	100,153	36,847	111,000	76,148	34,852
Bank Loan (unsecured) (b)	40,000	11,668	28,332	-	-	-
Bank Loan (secured)	8,074	6,997	1,077	-	-	-
Construction finance (secured)	74,418	29,793	44,625	-	-	-
Total financing facilities	259,492	148,611	110,881	111,000	76,148	34,852

	2003					
	Consolidated			Parent		
	Available	Drawn Down	Unused	Available	Drawn Down	Unused
	$000	$000	$000	$000	$000	$000
Bank Guarantee / Letter of Credit (a)	112,000	92,828	19,172	111,000	92,828	18,172
Bank Loan (unsecured) (b)	40,000	8,467	31,533	-	-	-
Bank Loan (secured)	15,868	7,824	8,044	-	-	-
Total financing facilities	167,868	109,119	58,749	111,000	92,828	18,172

All of the consolidated entity's facilities are subject to annual review and are subject to cancellation at either party's election at each review date or upon expiry of each arrangement.

(a) Various expiry dates up to June 2008.
(b) Bank loan is guaranteed by a third party.

Note 23. Controlled Entities

The consolidated financial statements at 30 June 2004 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

Name of controlled entity	Note	Place of incorporation/ formation	% of shares held 2004	% of shares held 2003
Austal Limited	(a)	Australia	-	-
Austal Ships Pty Ltd		Australia	100	100
Oceanfast Pty Ltd*		Australia	100	100
Image Marine Pty Ltd*		Australia	100	100
Seastate Pty Ltd*		Australia	100	70
Oceanfast Properties Pty Ltd*		Australia	100	100
Austal Insurance Pte Ltd		Singapore	100	100
Austal Holdings Inc*		USA	100	100
Austal USA LLC		USA	70	70
Oceanfast LLC*		USA	100	100
Oceanfast Exclusive Motor Yachts Pty Ltd*		Australia	100	100
Austal Ships Sales Pty Ltd*		Australia	100	100
Maritima Hesperides SL*		Canary Islands	100	100
Austal Hull 130 Chartering LLC*		USA	100	100

(a) Austal Limited, a public company limited by shares, is incorporated and domiciled in Perth, Western Australia.

The Registered office is located at:
100 Clarence Beach Road
Henderson, Western Australia, 6166

*These entities have not been subject to audit. However, the auditors have reviewed the results of the companies and state of affairs for the purposes of these financial statements.

Note 24. Director and Executive Disclosures

(a) Details of Specified Directors and Specified Executives

(i) *Specified directors*

Mr John Rothwell	Chairman & Chief Executive Officer
Mr Robert McKinnon	Managing Director
Mr Michael Atkinson	Executive Director, Finance & Company Secretary
Mr Christopher Norman	Director (Non Executive)
Mr John Poynton	Director (Non Executive)
Mr Achim Drescher	Director (Non Executive)
Mr Robert Browning	Director (Non Executive): appointed 2 September 2003

(ii) *Specified executives*

Mr Stewart Hill	Production Manager
Mr Brad Draper	General Manager
Mr William Rotteveel	General Manager
Mr Greg Metcalf	General Manager
Mr Glenn Williams	Sales Manager

(b) Remuneration of Specified Directors and Specified Executives

(i) *Remuneration Policy*

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

a) retention and motivation of key executives
b) attraction of quality management to the company

There is no scheme to provide retirement benefits to any director, other than statutory superannuation to the Managing Director and Chairman.

(ii) *Remuneration of Specified Directors and Specified Executives*

		Primary			Post Employment	Equity	Other	Total
		Salary & Fees	Non-Monetary Benefits	Interest Not Charged	Superannuation			
		$	$	$	$	$	$	$
Specified Directors								
John Rothwell	2004	373,693	-	-	7,439	-	-	381,132
	2003	370,574	-	-	7,142	-	-	377,716
Robert McKinnon	2004	332,053	32,791	52,200	29,351	-	-	446,395
	2003	392,264	19,231	-	28,773	-	-	440,268
Michael Atkinson	2004	232,827	-	-	-	-	-	232,827
	2003	232,827	-	-	-	-	-	232,827
Christopher Norman	2004	22,857	-	-	-	-	-	22,857
	2003	6,000	-	-	-	-	-	6,000
John Poynton	2004	62,502	-	-	-	-	-	62,502
	2003	58,000	-	-	-	-	-	58,000
Achim Drescher	2004	43,750	-	-	-	-	-	43,750
	2003	40,000	-	-	-	-	-	40,000
Robert Browning	2004	45,833	-	-	-	-	-	45,833
Total Remuneration: Specified Directors								
	2004	1,113,515	32,791	52,200	36,790	-	-	1,235,296
	*2003	1,099,665	19,231	-	35,915	-	-	1,154,811

Note 24. Director and Executive Disclosures *(continued)*

		Primary				Post Employment	Equity	Other	Total
		Salary & Fees	Cash Bonus	Non-Monetary Benefits	Interest Not Charged	Superannuation			
		$	$	$	$	$	$	$	$
Specified Executives									
Stewart Hill	2004	121,261	-	11,950	18,468	30,983	-	-	182,662
	2003	119,111	-	19,153	9,918	29,797	-	-	177,979
Brad Draper	2004	202,180	-	-	20,014	15,856	-	-	238,050
	2003	198,484	-	-	11,799	15,433	-	-	225,716
William Rotteveel	2004	159,812	30,000	-	-	34,855	-	-	224,667
	2003	118,678	-	-	-	44,478	-	-	163,156
Greg Metcalf	2004	213,922	-	67,141	26,505	16,506	-	-	324,074
Glenn Williams	2004	163,495	20,000	-	-	-	-	-	183,495
	2003	167,767	-	-	-	-	-	-	167,767
Total Remuneration: Specified Executives									
	2004	860,670	50,000	79,091	64,987	98,200	-	-	1,152,948
	* 2003	604,040	-	19,153	21,717	89,708	-	-	734,618

* Group totals in respect of the financial year ended 2003 do not necessarily equal the sums of amounts disclosed for 2003 for individuals specified in 2004, as different individuals were specified in 2003.

These amounts do not include the value of insurance premiums and indemnity payments made for the benefit of directors which are subject to confidentiality agreements.

(c) Shareholdings of Specified Directors and Specified Executives

Shares held in Austal Limited (number)	Balance 1 July 03	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 04
Specified Directors					
John Rothwell *	33,224,685	-	-	500,000	33,724,685
Robert McKinnon	-	-	-	-	-
Michael Atkinson	1,415,737	-	-	-	1,415,737
Christopher Norman	28,602,221	-	-	(2,000,000)	26,602,221
John Poynton	-	-	-	100,000	100,000
Achim Drescher	-	-	-	-	-
Robert Browning	-	-	-	-	-
Specified Executives					
Stewart Hill	31,776	-	-	11,032	42,808
Brad Draper	7,501	-	-	(4,660)	2,841
William Rotteveel *	22,806	-	-	-	22,806
Greg Metcalf	-	-	-	125,000	125,000
Glenn Williams	218,000	-	-	(218,000)	-
Total	**63,522,726**	**-**	**-**	**(1,486,628)**	**62,036,098**

* Personally-related entities.

(d) Participation by Specified Directors and Specified Executives in the Austal Group Management Share Plan

Participation in the Austal Group Management Share Plan provides an incentive to the Directors and Executives which is aligned with increased returns to shareholders. Participants in the Austal Group Management Share Plan are subject to the rules summarised in Note 27.

Note 24. Director and Executive Disclosures *(continued)*

The trustee holds shares for the following Specified Directors and Specified Executives that are participants of the Austal Group Management Share Plan:

Shares held in Austal Limited (number)	Balance 1 July 03	Granted as Remuneration	On Exercise of Options	Net Change Other	Balance 30 June 04
Specified Directors					
John Rothwell *	-	-	-	-	-
Robert McKinnon	1,855,186	-	-	-	1,855,186
Michael Atkinson	285,062	-	-	-	285,062
John Poynton	285,062	-	-	-	285,062
Achim Drescher	285,062	-	-	-	285,062
Specified Executives					
Stewart Hill	285,000	-	-	-	285,000
Brad Draper	285,000	-	-	(285,000)	-
William Rotteveel *	228,062	-	-	-	228,062
Greg Metcalf	285,000	-	-	-	285,000
Glenn Williams	285,062	-	-	-	285,062
Total	**4,078,496**	-	-	**(285,000)**	**3,793,496**

* Personally-related entities.

Loans have been provided to the following Specified Directors and Specified Executives that are participants of the Austal Group Management Share Plan:

Loan value ($000)	Balance 1 July	Interest Charged	Interest not Charged	Balance 30 June	Number in Group at 30 June	Provision for Non-Recovery
Specified Directors						
2004	2,441	96	52	2,537	4	-
2003	1,564	44	-	2,441	4	55
Specified Executives						
2004	1,536	27	65	1,224	4	85
2003	1,082	45	30	1,095	4	319
Total Specified Directors and Specified Executives						
2004	3,977	123	117	3,761	8	85
2003	2,646	89	30	3,537	8	374

Details of individuals that are participants of the Austal Group Management Share Plan with loans above $100,000 in the reporting period are as follows:

Loan value ($)	Balance 1 July	Interest Charged	Interest not Charged	Balance 30 June	Highest Owing In Period	Provision for Non-Recovery
Specified Directors						
John Rothwell *	-	-	-	-	-	-
Robert McKinnon	1,694,777	50,368	52,200	1,745,145	1,745,145	-
Michael Atkinson	248,583	15,181	-	263,764	263,764	-
John Poynton	248,583	15,181	-	263,764	263,764	-
Achim Drescher	248,583	15,181	-	263,764	263,764	-
Specified Executives						
Stewart Hill	307,800	-	18,468	307,800	307,800	-
Brad Draper	339,150	-	20,014	-	339,150	-
William Rotteveel *	198,866	12,144	-	211,010	211,010	-
Greg Metcalf	441,750	-	26,505	441,750	441,750	85,500
Glenn Williams	248,583	15,181	-	263,764	263,764	-

* Personally-related entities.

Note 24. Director and Executive Disclosures *(continued)*

The Austal Group Management Share Plan loans are non-recourse. The Company provides against loans that are higher than the value of the shares held by the trustee of the Austal Group Management Share Plan (see note 7 (b)).

(e) Other transactions and balances with Specified Directors and Specified Executives

Directors of the consolidated entity conduct transactions with entities within the consolidated entity on terms no more favourable than those the entity would have adopted if it transacted on an arm's length basis. Other than directors' remuneration, no related party transactions occurred with the consolidated entity except:

John Rothwell contracted to the consolidated entity to purchase goods and services amounting to $4,033 and sold goods and services amounting to $12,297. Robert McKinnon contracted to purchase goods and services amounting to $1,911 from the consolidated entity. Michael Atkinson contracted to purchase goods and services amounting to $121 from the consolidated entity. These arrangements were undertaken on normal commercial terms.

John Rothwell closed out foreign exchange contracts to sell 1,000,000US dollars, buy Australian dollars. The contracts were set up to hedge a personal receipt of US dollars. The consolidated entity did not incur costs or benefit from the transactions.

Note 25. Related Party Transactions

Transactions with related parties in the wholly-owned group

The parent entity conducts various transactions with other entities within the group. These transactions are summarised as follows:

Property Rental	Certain entities rent property from the parent on a commercial basis
Vessel Construction	Certain entities undertook to complete vessel construction contracts for the entity. These were undertaken on a cost recovery basis. The parent entity has not entered into any new vessel construction contracts in the financial year.
Loans	The parent entity has made loans to other entities within the group. No interest was charged on these loans.

Transactions with other related parties

Transaction type	Class of related party	2004 $000	2003 $000
Loan advanced	Controlled entity	-	7,507
Loan repaid	Controlled entity	7,461	-
Purchase of materials	Controlled entity	2,348	3,719
Sale of materials	Controlled entity	4,566	3,938

All transactions with other related parties are conducted on commercial terms and conditions.

Note 26. Financial Instruments

a) Objectives for Holding Derivative Financial Instruments

The consolidated entity utilises derivative financial instruments to manage specifically identified foreign currency risks. The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies, including the US dollar and Euro.

Note 26. Financial Instruments (*continued*)

Foreign forward exchange contracts are purchased to hedge the Australian dollar value of foreign currency receipts and payments arising from export sales, and the purchase of components for construction. Foreign forward exchange contracts commit the consolidated entity to buy or sell foreign currencies at an agreed rate of exchange.

b) Foreign Exchange

The following table summarises by currency the Australian dollar value of forward foreign exchange agreements and foreign currency options. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the Australian dollar equivalent of commitments to purchase foreign currencies, and the 'sell' amount represents the Australian dollar equivalent of commitments to sell foreign currencies. Contracts to buy and sell foreign currency are entered into from time to time to offset purchase and sale obligations so as to maintain a properly hedged position

	2004				2003			
	Average Rate	**Buy $000**	**Average Rate**	**Sell $000**	**Average Rate**	**Buy $000**	**Average Rate**	**Sell $000**
United States dollars								
less than 3 months	0.7529	971	0.5930	14,047		-	0.5325	28,085
3 - 12 months	0.6874	9,585	0.6142	29,285		-	0.5484	85,305
13 months or greater	0.6597	2,043	0.4583	1,815		-	0.5848	32,146
		12,599		45,147		-		145,536
Danish Kroner								
less than 3 months		-		-	5.0166	37		-
Great British Pounds								
less than 3 months		-		-	0.4741	411		-
3 - 12 months		-	0.3879	53		-		-
13 months or greater		-	0.3833	536		-		-
		-		589		411		-
Hong Kong Dollars								
less than 3 months		-		-		-	4.2784	4,822
3 - 12 months		-		-		-	4.3010	1,861
		-		-		-		6,683
Sweden Kroner								
less than 3 months	5.3384	3,876		-	5.4010	1,615		-
3 - 12 months	5.3210	2,265		-	5.4629	1,040		-
		6,141		-		2,655		-
Norwegian Kroner								
less than 3 months	4.7753	36		-		-		-
3 - 12 months	4.6729	1,071		-		-		-
13 months or greater	4.7315	2,801		-		-		-
		3,908		-		-		-
Euro								
less than 3 months		-	0.5646	45,292		-	0.5471	26,815
3 - 12 months		-	0.5758	37,554		-	0.5497	53,851
13 months or greater		-	0.5362	5,367		-	0.5492	21,122
		-		88,213		-		101,788
Kuwait Dinars								
3 - 12 months		-		-		-	0.1686	6,266
Singapore Dollars								
less than 3 months		-		-	1.1567	58		-

Note 26. Financial Instruments (*continued*)

c) Interest Rate Risk Exposures

The consolidated entity is exposed to interest rate risk through primary financial assets and liabilities. The following table summarises interest rate risk for the consolidated entity, together with effective interest rates as at the balance date. Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

2004	Floating Interest Rate $000	Fixed 1 Year or less $000	Fixed 1 - 5 Years $000	Non-Interest Bearing $000	Total $000	Average Interest Rate Floating	Average Interest Rate Fixed
FINANCIAL ASSETS							
Cash assets - AUD	51,166	-	-	-	51,166	5.10%	-
Cash assets - USD	20,516	-	-	-	20,516	0.25%	-
Cash assets - HKD	-	-	-	19	19	-	-
Cash assets - EUR	10,517	-	-	-	10,517	1.25%	-
Trade amounts receivable	-	9,389	27,200	-	36,589	-	5.75%
Hedge asset	-	-	-	7,603	7,603	-	-
Shares - unlisted	-	-	-	3,028	3,028	-	-
	82,199	9,389	27,200	10,650	129,438		
FINANCIAL LIABILITIES							
Trade creditors	-	-	-	21,138	21,138	-	-
Interest bearing liabilities	-	33,406	15,052	180	48,638	-	4.00%
Deferred hedge gains	-	-	-	7,603	7,603	-	-
	-	33,406	15,052	28,921	77,379		

2003	Floating Interest Rate $000	Fixed 1 Year or less $000	Fixed 1 - 5 Years $000	Non-Interest Bearing $000	Total $000	Average Interest Rate Floating	Average Interest Rate Fixed
FINANCIAL ASSETS							
Cash assets - AUD	16,932	-	-	-	16,932	4.60%	-
Cash assets - USD	8,397	-	-	-	8,397	1.60%	-
Cash assets - GBP	42	-	-	-	42	3.00%	-
Cash assets - HKD	-	-	-	504	504	-	-
Cash assets - EUR	5,770	-	-	-	5,770	1.25%	-
Trade amounts receivable	-	9,303	30,859	-	40,162	-	5.75%
Hedge asset	-	-	-	28,079	28,079	-	-
	31,141	9,303	30,859	28,583	99,886		
FINANCIAL LIABILITIES							
Trade creditors	-	-	-	33,706	33,706	-	6.50%
Interest bearing liabilities	-	10,639	8,004	-	18,643	-	3.40%
Deferred hedge gains	-	-	-	27,593	27,593	-	-
	-	10,639	8,004	61,299	79,942		

Note 26. Financial Instruments (*continued*)

d) Foreign Currency Exposures

The consolidated entity is exposed to currency exchange rate risk through primary financial assets and liabilities, and anticipated future transactions modified through derivative financial instruments such as forward exchange agreements and currency options. The following table summarises by currency, in Australian dollars, the foreign exchange risk in respect of recognised financial assets, liabilities and derivatives entered to hedge anticipated future transactions. Financial assets and liability captions in which all amounts are denominated in Australian dollars are not included in these tables.

2004	Australian Dollars $000	United States Dollars $000	Great British Pounds $000	Europe Euro $000	Hong Kong Dollars $000	Total $000
FINANCIAL ASSETS						
Cash assets	51,166	20,516	-	10,517	19	82,218
Trade amounts receivable	17,528	12,301	-	6,760	-	36,589
	68,694	32,817	-	17,277	19	118,807
FINANCIAL LIABILITIES						
Bank loan (secured)	-	6,997	-	-	-	6,997
Construction finance (secured)	-	-	-	29,793	-	29,793
Trade creditors	15,262	5,286	-	590	-	21,138
	15,262	12,283	-	30,383	-	57,928

2003	Australian Dollars $000	United States Dollars $000	Great British Pounds $000	Europe Euro $000	Hong Kong Dollars $000	Total $000
FINANCIAL ASSETS						
Cash assets	16,932	8,397	42	5,770	504	31,645
Trade amounts receivable	28,532	11,495	135	-	-	40,162
	45,464	19,892	177	5,770	504	71,807
FINANCIAL LIABILITIES						
Bank loan (secured)	-	7,824	-	-	-	7,824
Creditors (interest-bearing)	-	2,172	-	-	-	2,172
Trade creditors	25,676	7,764	266	-	-	33,706
	25,676	17,760	266	-	-	43,702

Anticipated future transactions

The following forward exchange contracts to buy/(sell) currencies have been entered into and exist at balance date:

	2004 $000	2003 $000
Australian dollars	111,301	257,112
United States dollars	(32,548)	(145,536)
Hong Kong dollars	-	(6,683)
Swedish kroner	6,141	2,655
Norwegian kroner	3,908	-
Danish kroner	-	37
Great British pounds	(589)	411
Euros	(88,213)	(101,788)
Kuwait dinars	-	(6,266)
Singapore dollars	-	58
TOTAL	-	-

Note 26. Financial Instruments (*continued*)

e) Credit Risk Exposures

Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be exchanged under the derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations given their credit ratings.

The consolidated entity's exposures to balance sheet credit risk are as indicated by the carrying amounts of its financial assets. The major geographic concentration of credit risk arising from the location of the counterparties to the consolidated entity's financial assets is as follows: Australia $16.179m (2003: $17.393m); United States of America $4.083m (2003: $3.321m); Europe $6.438m (2003: $7.734m); and South America $5.190m (2003: $7.400m).

The credit risk amounts do not take into account the value of any collateral or security.

f) Net Fair Value of Financial Assets and Liabilities

The carrying amounts and estimated net fair values of financial liabilities (including derivatives) held at balance date are given below. All financial assets are carried at their net fair value. Short-term instruments are omitted where carrying amounts approximate net fair values. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in a current transaction between willing parties after allowing for transaction costs.

	2004		2003	
	Carrying Amount $000	Net Fair Value $000	Carrying Amount $000	Net Fair Value $000
Financial liabilities				
Short term debt	33,586	33,586	4,510	4,510
Long term debt	15,052	15,052	14,133	14,133
Derivatives				
Foreign exchange contracts	7,603	4,331	27,593	27,593

The carrying amounts shown in the table are included in the Statement of Financial Position.

The following methods and assumptions were used to estimate the net fair value of each class of financial instrument:

Short and long term debt - The net fair value of short and long term debt is estimated by discounting expected cash flows at the interest rates currently offered to the consolidated entity for debt of the same remaining maturities and security plus costs expected to be incurred were the liability settled.

Foreign exchange contracts - The net fair value of forward foreign exchange contracts is determined by reference to amounts quoted by the consolidated entity's banks.

Note 26. Financial Instruments (*continued*)

g) Hedges of Anticipated Future Transactions

Austal Limited has entered into forward exchange contracts at reporting date to hedge specific transactions. These hedges are treated as specific, in accordance with UIG 33, as the approximate value of the transaction and the entities with which the transactions will be entered is presently known. Based on the spot exchange rates at balance date, the consolidated entity's foreign exchange hedge book has a positive fair value of $7.603m and is included in the Statement of Financial Position as other financial assets with an amount of $7.603m deferred hedge gains recognised in the Statement of Financial Position as payables. There is no impact on profit and loss.

Note 27. Austal Group Management Share Plan

The Company established the first Austal Group Management Share Plan by which directors and certain managers can participate in owning shares in the Company. The key features of the Plan are:

(a) The initial 7.700m shares under the plan were acquired at market value from a former director prior to the listing of the Company on 10 November 1998. An independent valuation was undertaken by Messrs Gorey Sinclair to determine this price.

(b) Austal will offer to loan participants up to 100% of the purchase consideration for their shares on a limited recourse basis. However, this amount may be varied at the discretion of the Board.

(c) The shares are made available to the participants at market value.

(d) The Board at its discretion will determine the number of shares that will be made available to each participant.

(e) The shares are required to be held by a trustee on behalf of the participant. Shares may not be transferred to a participant for at least 12 months. After this period, 20% of a participant's shares will become eligible to be transferred provided any loan in respect of these shares has been repaid. An additional 20% will become eligible to be transferred to the participant at the end of each 12-month period thereafter on the same terms, so that a participant may hold 100% of his shares at the end of 5 years.

(f) Dividends on shares held under the Plan must be applied to pay interest on the loans. Participants with an interest in shares under the Plan have full voting rights.

(g) Interest on the loans will be charged at a fixed rate of 6%, or such other rate as determined by the Board.

(h) Upon termination of employment or contract arrangements the shares must be sold and the loan (if any) repaid.

Note 27. Austal Group Management Share Plan (*continued*)

The Company established the second Austal Group Management Share Plan by which managers can participate in owning shares in the Company. The key features of the Plan are:

(a) The initial 5.675m shares under the plan were acquired at market value on the Australian Stock Exchange as follows: -

Date	Number of shares
25 September 2000	1,710,000
28 September 2000	570,000
29 September 2000	285,000
9 October 2000	285,000
13 October 2000	830,000
11 December 2000	285,000
9 March 2001	285,000
4 July 2001	285,000
20 June 2002	570,000
25July 2002	285,000
12 July 2002	285,000
Total	5,675,000

(b) Austal will offer to loan eligible managers up to 90% of the purchase consideration for their shares on a limited recourse basis. However, this amount may be varied at the discretion of the Board.

(c) The shares are made available to the managers at market value.

(d) The Board at its discretion will determine the number of shares that will be made available to each eligible manager.

(e) The shares are required to be held by a trustee on behalf of the manager. Shares may not be transferred to a manager for at least 12 months. After this period, 20% of a manager's shares will become eligible to be transferred provided any loan in respect of these shares has been repaid. An additional 20% will become eligible to be transferred to the manager at the end of each 12-month period thereafter on the same terms, so that a manager may hold 100% of his shares at the end of 5 years.

(f) Dividends on shares held under the Plan must be applied to pay interest on the loans. Managers with an interest in shares under the Plan have full voting rights.

(g) Interest on the loans will be charged at a fixed rate of 60% of any dividends paid, or such other rate as determined by the Board.

(h) Upon termination of employment or contract arrangements the shares must be sold and the loan (if any) repaid. The trustee may arrange a sale of shares to eligible managers.

At balance date the trustee on behalf of the plans holds a total of 12,281,259 shares.

Note 27. Austal Group Management Share Plan (*continued*)

Details of the Austal Group Management Share Plan are shown below

	2004	2003
Total shares issued to employees during the year (000's)	-	1,570
Total shares issued to employees at balance date (000's)	10,930	11,956
Total number sold by employees during the year (000's)	1,026	1,915
Total shares held by trustee on behalf of plan at balance date (000's)	12,281	12,865
Total shares vested at balance date (000's)	7,575	5,828
Shares available at balance date for purchase (000's)	1,351	909
Total number of employees eligible to participate in the plan	35	38
Total market value of issues during the year ($000's)	-	1,565
Proceeds received and receivable from issues during the year ($000's)	-	1,565

Note 28. Subsequent Events

There were no material subsequent events occurring after year end.

Note 29. Impact of Adopting AASB Equivalents to IASB Standards

Austal Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, the company has graded impact areas as either high, medium or low and has established a team to address each of the areas in order of priority as represented by the gradings. An IFRS steering committee has been established to oversee the progress of each of the project teams and make necessary decisions. As the company has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the consolidated entity prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of the company. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Hedge Accounting

Under AASB 139 *Financial Instruments: Recognition and Measurement*, in order to achieve a qualifying hedge, the company is required to meet the following criteria:

- Identify the type of hedge - fair value or cash flow;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be highly effective; and
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

If the company's hedges do not meet the AASB 139 requirements, hedge accounting will no longer be able to be applied to the company's derivative contracts and all gains and losses on the contracts will be recognised in the income statement.

Note 29. Impact of Adopting AASB Equivalents to IASB Standards *(continued)*

Classification of Financial Instruments

Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables- measured at amortised cost, held to maturity - measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet.

Impairment of Assets

Under the Australian equivalent to IAS 36 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the company's current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows.

Share Based Payments

Under AASB 2 *Share based Payments*, the company will be required to determine the fair value of equity based compensation to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

Decommissioning Costs

Under the Australian equivalent to IAS 16 *Property, Plant and Equipment*, the cost of an item of property, plant and equipment must include the cost of dismantling and removing the asset and restoring the site on which it is located. This will result in a change in the company's current accounting policy which recognises a decommissioning provision towards the end of the useful life of an asset. The initial adjustment on transition will be through retained earnings and subsequent adjustments will be to net profit or loss for the period.

Directors' Declaration

The directors declare that:

a) The financial statements and associated notes comply with the accounting standards and Urgent Issues Group consensus views;

b) The financial statements and notes give a true and fair view of the financial position and performance as at 30 June 2004 and performance of the Company and consolidated entity for the year then ended; and

c) In the directors' opinion,

(i) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(ii) The financial statements and notes are in accordance with the Corporations Act 2001, including sections 296 and 297.

This statement has been made in accordance with a resolution of directors.

John Rothwell
Chief Executive Officer

Michael Atkinson
Finance Director

Dated at Henderson this 20th day of August 2004

Corporate Governance

The Board of Directors of Austal Limited is responsible for guiding and monitoring of the consolidated entity on behalf of shareholders.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's Recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a Recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. The Austal Limited Corporate Governance Statement is now structured with reference to the Corporate Governance Council's Principles and Recommendations, which are as follows:

Principle 1	Lay solid foundations for management and oversight
Principle 2	Structure the Board to add value
Principle 3	Promote ethical and responsible decision-making
Principle 4	Safeguard integrity in financial reporting
Principle 5	Make timely and balanced disclosure
Principle 6	Respect the rights of shareholders
Principle 7	Recognise and manage risk
Principle 8	Encourage enhanced performance
Principle 9	Remunerate fairly and responsibly
Principle 10	Recognise the legitimate interest of stakeholders

COMPOSITION OF THE BOARD

The Board shall comprise of Directors with a range of qualifications, expertise and experience. The selection of the Board members shall always be for the purpose of their ability to add value to the Company.

For the purpose of efficient working, the preferred number of Directors in office at any one time is between 3 and 10.

To ensure that the Board is well equipped to discharge its responsibilities it has established guidelines for the nomination and selection of directors and for the operation of the Board. Any proposed new Director is nominated by the Nomination and Remuneration Committee and approved by the Board prior to being appointed. The appointment is until the next General Meeting of shareholders at which time the shareholders are required to approve the appointment.

The skills, experience and expertise relevant to the position of Director held by each Director in office at the date of the Annual Report is included in the Profile of Directors on page 7. Directors of Austal Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

In the context of Director independence, "materiality" is considered from both the Company's and individual Director's perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item or factor is presumed to be material (unless there is qualitative evidence to the contrary) if its value is equal to, or greater than, $250,000 in aggregate in any one year. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it, and other factors which point to the actual ability of the Director to have an influence in shaping the direction of loyalty to the Company.

Corporate Governance

In accordance with the definition of independence, and the materiality thresholds set, the following Directors are considered to be independent:

J Poynton	Non Executive Director
R Browning	Non Executive Director
A Drescher	Non Executive Director

There are procedures in place, agreed by the Board to enable Directors in furtherance of their duties, to seek independent professional advice at the Company's expense.

The Council's Recommendation 2.1 requires a majority of the Board to be independent Directors. In addition, Recommendation 2.2 requires the Chairperson to be independent.

The Board consists of an Executive Chairman, two Executive Directors, a Non Executive Director (who is a retired Executive Director and substantial shareholder), and three Independent Non Executive Directors.

The Board believes that its main role is to add value for all shareholders and that this is best served by having a balanced Board. The Executive Directors have a substantial investment in the Company, are dedicated to the Company, and have expertise in the Company's business. The Non Executive Directors provide an external perspective to review and challenge the performance of management. The integrity and nature of the Board members is considered more important than having a majority of Independent Directors to ensure that management act in the best interests of the Company.

The Chairman and founder of the company has demonstrated entrepreneurial and leadership skills and continues to exhibit dedication and drive for improving the company. As the largest single shareholder, the Chairman's interest in improving shareholder value is completely aligned with that of all shareholders.

RELATIONSHIP BETWEEN THE BOARD AND MANAGEMENT

The Board gives direction and exercises judgement in setting the Company's objectives and overseeing their implementation. The responsibility for the operation and administration of the Company is delegated by the Board to the CEO and the executive management team. The Board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the executive management team.

The Board's functions include:

a) adopting a Strategic Plan for the Company, including general and specific goals and comparing actual results with the Plan, designed to meet stakeholders' needs and manage business risk
b) appointing, performance assessment and, if necessary, removal of members of the executive management team
c) adopting clearly defined delegations of authority from the Board to the management
d) agreeing key performance indicators (both financial and non-financial) with management and monitoring progress against these indicators
e) taking steps designed to protect the Company's financial position and its ability to meet its debts and other obligations as they fall due
f) establishing and monitoring policies directed to ensuring that the Company complies with the law and conforms to the highest standards of financial and ethical behaviour
g) determining that the Company has instituted adequate reporting systems and internal controls (both operational and financial) together with appropriate monitoring of compliance activities
h) determining that the Company accounts are true and fair and are in conformity with reporting requirements
i) ensuring that any significant risks that arise are identified, assessed, appropriately managed and monitored
j) reporting to shareholders

COMMITTEES OF THE BOARD

The Board has appointed the following Committees, which operated throughout the financial year.

- **Audit Committee,** which must comprise at least three Non Executive Members, of which two must be Independent Directors. The Board shall elect the Members and the Chairman of the Audit Committee.

  The Council's Recommendation 4.3 requires the Audit Committee to consist only of Non Executive Directors.

  Mr Derek Parkin FCA, FAICD is a member of the Audit Committee, although he is not a Director of the Company. Mr Parkin is a Board member of the Institute of Chartered Accountants in Australia and an Adjunct Professor at the University of Notre Dame Australia. He provides financial expertise to the Audit Commitee and it is not considered necessary for him to be a Director in order to be effective as a member of the Audit Committee.

  The function of the Audit Committee is to:

  a) ensure compliance with statutory reporting responsibilities
  b) liaise with, assess the quality and review the scope of work of the external auditors
  c) enable the auditors to communicate any concerns to the Board
  d) advise the Board on the appointment of the external auditors and the results of their work
  e) assess the adequacy of accounting, financial and operating controls
  f) assess the effectiveness of the management of business risk and reliability of management reporting
  g) report to the Board any significant deficiencies identified above

  The Board, through the Audit Committee, in accordance with its Charter annually reviews the performance of the external auditor focussing particularly on:

  - quality of the audit
  - quality of the service provided
  - independence

  Should a change in auditor be considered necessary, the Board will recommend a change in auditor to be approved by shareholders in a General Meeting.

- **Nomination and Remuneration Committee,** which must comprise at least two Non Executive Directors. The Committee ensures that the Board operates within its guidelines, reviews the remuneration of all Directors and makes recommendations to the Board, and selects candidates for the position of Director, when necessary.

OUTSIDE DIRECTORSHIPS

Specific guidelines apply for acceptance of outside directorships by Executive and Non Executive Directors.

DEALING IN SECURITIES OF THE COMPANY

A Director shall comply with the Company's share trading rules and like rules, which may from time to time be added thereto or substituted therefore by the Directors. The current rules are:

a) notwithstanding the requirements of the legislation concerning insider trading, Directors were obliged to restrict their trading in securities of Austal Limited shares to a period of four months following the release by Austal Limited of half yearly and preliminary final reports. With effect from 2 September 2003, the restricted trading period was reduced from four months to six weeks. Directors are also restricted from trading in Austal Limited shares for 24 hours following any announcement by the Company to the Australian Stock Exchange

b) any Director intending to buy or sell shares in the Company or any company in which the Company has an interest, is required to notify the Chairman of his/her intentions before proceeding with the transaction

c) directors, managers and staff are not permitted to deal in the Company's securities if they are in possession of material information which is not available to the share market, but if it were, may impact the value at which the securities are traded. In April 2004 procedures were put in place to monitor trading of the Company's securities by Directors, managers and staff

ETHICAL STANDARDS AND PERFORMANCE

The Board acknowledges the need for continued maintenance of the highest standards of Corporate Governance Practice and ethical conduct by all Directors and employees of the Austal Group. A Code of Conduct has been adopted under which the Directors and senior management are expected to:

- act honestly and in good faith
- exercise due care and diligence in fulfilling the functions of office
- use their powers to act in the best interests of the Company as a whole
- avoid conflicts and make full disclosure of any possible conflict of interest
- comply with the law
- directors are obliged to be independent in judgement and ensure all reasonable steps are taken to be satisfied as to the soundness of Board decisions
- encourage the reporting and investigating of unlawful and unethical behaviour

CONTINUOUS DISCLOSURE

Austal Limited has, and has had throughout the financial period, established written policies and procedures on information disclosure. The focus of these procedures is on continuous disclosure and improving access to information for all investors.

The Chief Executive Officer has responsibility for:

- making sure that the company complies with Continuous Disclosure requirements
- overseeing and co-ordinating disclosure of information to the stock exchange, analysts, brokers, shareholders, the media and the public
- educating Directors and staff on the Company's disclosure policies and procedures and raising awareness of the principles underlying continuous disclosure

Price sensitive information is publicly released through the stock exchange before disclosing it to analysts or others outside the company. Further dissemination to investors is also managed through the Australian Stock Exchange.

Corporate Governance

SHAREHOLDER COMMUNICATION POLICY

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the company's state of affairs.

Information is communicated to shareholders through:

- the Concise Annual Report
- the Interim Report
- disclosures made to the Australian Stock Exchange
- notices and explanatory memoranda of the Annual General Meeting (AGM)
- the AGM
- quarterly newsletters to inform shareholders of key matters of interest

It is Company policy for the auditor's lead engagement partner to be present at the AGM and to answer questions about the conduct of the audit and the preparation and content of the auditors' report.

RISK MANAGEMENT AND INTERNAL COMPLIANCE AND CONTROL

The Board determines the Company's 'risk profile' and is responsible for overseeing and approving risk management strategy and policies, internal compliance and internal control. The Company's process of risk management and internal compliance and control includes:

- continuously identifying and measuring risks that might impact upon the achievement of the Company's goals and objectives, and monitoring the environment for emerging factors and trends that affect these risks
- formulating risk management strategies to manage identified risks, and designing and implementing appropriate risk management policies and internal controls
- monitoring the performance, and continuously improving the effectiveness, of risk management systems and internal compliance and controls, including an annual assessment of the effectiveness of risk management and internal compliance and control

In February 2003, the Board formally adopted a risk management programme structured in accordance with the Australian and New Zealand Standard on Risk Management, AS/NZS 4360:1999. Implementation of the programme was completed by 30 June 2004.

The risk management programme addresses risks under the following categories:

- business risks inherent to the shipbuilding industry
- operating risks associated with sales, design and production
- financial risks
- specific vessel risks

The Board oversees an annual assessment of the effectiveness of risk management and internal compliance and control.

The responsibility for undertaking and assessing risk management and internal control effectiveness is delegated to management. Management is required by the Board to assess risk management and associated internal compliance and control procedures and report back on the efficiency and effectiveness of risk management.

PERFORMANCE

The performance of the Board and key executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period, the Nomination and Remuneration Committee conducted a performance assessment for each Board member. The performance criteria against which Directors and executives are assessed is aligned with the financial and non-financial objectives of Austal Limited. Directors whose performance is consistently unsatisfactory may be asked to retire.

REMUNERATION

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and executive team by remunerating Directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives
- attraction of quality management to the company

For details on the amount of remuneration and all monetary and non-monetary components for each of the five highest-paid (non-Director) executives during the year and for all Directors, refer to page 10 of the Directors' Report. Participation in the Austal Group Management Share Plan provides an incentive to the Directors and executives which is aligned with increased returns to shareholders.

There is no scheme to provide retirement benefits to any director, other than statutory superannuation to the Managing Director and Chairman.

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent audit report to members of Austal Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Austal Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Austal Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of Austal Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert A Kirkby
Partner
Perth

20 August 2004

Shareholder Information

The following information was extracted from the Company's register as at 28 July 2004.

DISTRIBUTION OF SHARES

	Number of Holders	*Number of Units*	*% of Total Issued Capital*
1 – 1,000	788	584,585	0.30
1,001 – 5,000	2,763	8,426,461	4.37
5,001 – 10,000	1,073	8,601,543	4.46
10,001 – 100,000	874	21,653,464	11.22
100,001 and over	61	153,645,820	79.65
TOTAL	5,559	192,911,873	100.00

TWENTY LARGEST SHAREHOLDERS

Rank	*Shareholder*	*Total Units*	*% Issued Capital*
1	Austro Pty Ltd	31,950,745	16.56
2	Longreach (WA) Pty Ltd	26,595,621	13.79
3	Citicorp Nominees Pty Limited	13,525,202	7.01
4	Austal Group Management Share Plan Pty Ltd	12,231,974	6.34
5	J P Morgan Nominees Australia Limited	11,772,711	6.10
6	Onyx (WA) Pty Ltd	11,090,834	5.75
7	RBC Global Services Australia Nominees Pty Limited	6,719,450	3.48
8	Mr Vincent Michael O'Sullivan	6,506,910	3.37
9	Westpac Custodian Nominees Limited	4,980,525	2.58
10	Garry Heys and Dorothy Heys	3,494,670	1.81
11	Citicorp Nominees Pty Limited	2,290,806	1.19
12	ANZ Nominees Limited	2,142,223	1.11
13	Lavinia Shipping Ltd	1,999,887	1.04
14	Zilon Pty Ltd	1,773,940	0.92
15	Pepperwood Holdings Pty Ltd	1,415,737	0.73
16	National Nominees Limited	1,410,929	0.73
17	Argo Investments Limited	1,200,000	0.62
18	Brispot Nominees Pty Ltd	1,112,939	0.58
19	Health Super Pty Ltd	1,101,996	0.57
20	Transfield (Part Owned) Pty Limited	850,000	0.44
		144,167,099	74.72

SUBSTANTIAL SHAREHOLDERS

		No. of Ordinary Shares
1	Austro Pty Ltd (J Rothwell)	33,724,685
2	Longreach (WA) Pty Ltd (C Norman)	26,602,221
3	Onyx (WA) Pty Ltd (G Heys)	14,608,004
4	Commonwealth Bank of Australia	14,519,837
5	Austal Group Management Share Plan Pty Ltd	12,231,974
6	J P Morgan Nominees Australia Limited	11,772,711

Voting Rights

All ordinary shares issued by Austal Limited carry one vote per share without restriction.

Corporate Directory

Directors

Executive Directors

John Rothwell

Robert McKinnon

Michael Atkinson

Non Executive Directors

Achim Drescher

John Poynton

Christopher Norman

Robert Browning

Auditors

Ernst & Young

Level 34, 152 St George's Terrace

Perth 6000

Western Australia

Company Secretary

Michael Atkinson

Registered Office

100 Clarence Beach Rd

Henderson 6166

Western Australia

Telephone: +61 8 9410 1111

Facsimile: +61 8 9410 2564

Share Registry

Advanced Share Registry

Level 7

200 Adelaide Terrace

Perth 6000

Western Australia

Telephone: +61 8 9221 7288

Facsimile: +61 8 9221 7869